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TRICON RESIDENTIAL

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2023

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

/s/ Gary Berman

Gary Berman
President and Chief Executive Officer

/s/ Wissam Francis

Wissam Francis
Executive Vice President and Chief Financial Officer

February 27, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Tricon Residential Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tricon Residential Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of rental properties

As described in Notes 3, 4 and 6 to the consolidated financial statements, the company had $12,191 million of rental properties as of December 31, 2023. Rental properties are recorded at fair value typically based on comparable sales primarily using a combination of Broker Price Opinion (BPO) and adjusted Home Price Index (adjusted HPI) (the valuation methodology). BPOs are obtained when a property is first included in a securitization or other longer-term financing vehicle and are quoted by qualified brokers. The qualified brokers value each property based on recent comparable sales and active comparable listings in the area. Adjusted HPI is used to update the value, on a quarterly basis, of homes that were most recently valued using a BPO as well as homes held for more than six months following initial acquisition. The Home Price Index (HPI) is based on a comparable sales model using real estate information databases compiled from public records. HPI is adjusted based on management’s judgment informed by recent transactions and other relevant factors. BPO and adjusted HPI used to determine the fair value of rental properties involve estimation by management related to recent comparable sales and active comparable listings and the adjustment applied to HPI.

The principal considerations for our determination that performing procedures relating to valuation of rental properties is a critical audit matter are the judgment by management to determine the fair value of the rental properties, which involved estimation by management related to recent comparable sales and active comparable listings and the adjustment applied to HPI. This has resulted in a high degree of subjectivity, auditor judgment and effort in performing procedures and evaluating management’s judgment. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of rental properties. These procedures also included, among others, testing management’s process for estimating the fair value of the rental properties and evaluating the sufficiency of the disclosures made in the consolidated financial statements, particularly with regard to the sensitivity of the adjusted HPI. Testing management’s process included (i) the involvement of professionals with specialized skill and knowledge to assist in assessing the appropriateness of management’s valuation methodology and evaluating the reasonableness of recent comparable sales and active comparable listings used in the BPO by benchmarking them to market data, (ii) evaluating the reasonableness of adjusted HPI by recalculating the adjusted HPI using an independent source and considering recent transactions and other relevant factors, and (iii) testing the completeness and accuracy of underlying data used in the valuation of rental properties.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 27, 2024

We have served as the Company’s auditor since 2010.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
	Notes	December 31, 2023	December 31, 2022

Assets
Non-current assets
Rental properties	6	$12,190,792	$11,445,659
Equity-accounted investments in multi-family rental properties	7	51,925	20,769
Equity-accounted investments in Canadian residential developments	8	99,336	106,538
Canadian development properties	9	169,763	136,413
Investments in U.S. residential developments	10	154,971	138,369
Restricted cash		71,833	117,300
Goodwill	13	29,726	29,726
Deferred income tax assets	14	84,787	75,062
Intangible assets	24	5,178	7,093
Other assets	25	110,780	96,852
Derivative financial instruments	21	7,380	10,358
Total non-current assets		12,976,471	12,184,139

Current assets
Cash		170,739	204,303
Restricted cash		49,618	—
Amounts receivable	18	27,962	24,984
Prepaid expenses and deposits		23,635	37,520
Total current assets		271,954	266,807
Total assets		$13,248,425	$12,450,946

Liabilities
Non-current liabilities
Long-term debt	19	$5,468,884	$4,971,049
Due to Affiliate	20	262,422	256,824
Derivative financial instruments	21	53,788	51,158
Deferred income tax liabilities	14	629,090	591,713
Limited partners' interests in single-family rental business	26	2,300,294	1,696,872
Long-term incentive plan	31	28,149	25,244
Performance fees liability	32	42,370	39,893
Other liabilities	27	33,498	30,035
Total non-current liabilities		8,818,495	7,662,788

Current liabilities
Amounts payable and accrued liabilities	12	150,221	138,273
Resident security deposits		85,196	79,864
Dividends payable	28	15,856	15,861
Current portion of long-term debt	19	309,116	757,135
Total current liabilities		560,389	991,133
Total liabilities		9,378,884	8,653,921

Equity
Share capital	29	2,122,830	2,124,618
Contributed surplus		26,832	21,354
Cumulative translation adjustment		26,805	6,209
Retained earnings		1,687,297	1,638,068
Total shareholders' equity		3,863,764	3,790,249
Non-controlling interest		5,777	6,776
Total equity		3,869,541	3,797,025
Total liabilities and equity		$13,248,425	$12,450,946

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors
David Berman                    Michael Knowlton

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
For the years ended	Notes	December 31, 2023	December 31, 2022

Revenue from single-family rental properties	15	$795,317	$645,585
Direct operating expenses	23	(261,936)	(209,089)
Net operating income from single-family rental properties		533,381	436,496

Revenue from strategic capital services	16	$54,458	$160,088

Income from equity-accounted investments in multi-family rental properties	7	5,297	1,550
Income from equity-accounted investments in Canadian residential developments	8	4,348	11,198
Other income	17	518	10,886
Income from investments in U.S. residential developments	10	30,773	16,897
Compensation expense	31	(89,343)	(99,256)
Performance fees expense	32	(2,550)	(35,854)
General and administration expense		(86,502)	(58,991)
Gain (loss) on debt modification and extinguishment	19	1,326	(6,816)
Transaction costs		(16,632)	(18,537)
Interest expense	22	(316,473)	(213,932)
Fair value gain on rental properties	6	210,936	858,987
Fair value loss on Canadian development properties	9	—	(440)
Realized and unrealized (loss) gain on derivative financial instruments	21	(2,424)	184,809
Amortization and depreciation expense	24, 25	(17,794)	(15,608)
Realized and unrealized foreign exchange (loss) gain		(13,859)	498
Net change in fair value of limited partners’ interests in single-family rental business	26	(145,497)	(297,381)
		(437,876)	338,010
Income before income taxes from continuing operations		$149,963	$934,594
Income tax (expense) recovery - current	14	(2,240)	33,959
Income tax expense - deferred	14	(25,899)	(189,179)
Net income from continuing operations		$121,824	$779,374

Income before income taxes from discontinued operations	5, 7	—	37,738
Income tax expense - current	5, 14	—	(43,114)
Income tax recovery - deferred	5, 14	—	40,482
Net income from discontinued operations		—	35,106
Net income		$121,824	$814,480

Attributable to:
Shareholders of Tricon		114,190	808,941
Non-controlling interest		7,634	5,539
Net income		$121,824	$814,480

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		20,596	(16,633)
Comprehensive income for the year		$142,420	$797,847

Attributable to:
Shareholders of Tricon		134,786	792,308
Non-controlling interest		7,634	5,539
Comprehensive income for the year		$142,420	$797,847

Basic earnings per share attributable to shareholders of Tricon
Continuing operations	30	$0.42	2.82
Discontinued operations	30	—	0.13
Basic earnings per share attributable to shareholders of Tricon		$0.42	$2.95

Diluted earnings per share attributable to shareholders of Tricon
Continuing operations	30	$0.41	1.98
Discontinued operations	30	—	0.11

Diluted earnings per share attributable to shareholders of Tricon		$0.41	$2.09

Weighted average shares outstanding - basic	30	273,657,451	274,483,264
Weighted average shares outstanding - diluted	30	275,543,799	311,100,493
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2023		$2,124,618	$21,354	$6,209	$1,638,068	$3,790,249	$6,776	$3,797,025

Net income		—	—	—	114,190	114,190	7,634	121,824
Cumulative translation reserve		—	—	20,596	—	20,596	—	20,596
Distributions to non-controlling interest		—	—	—	—	—	(8,633)	(8,633)
Dividends/Dividend reinvestment plan	28, 29	4,440	—	—	(63,324)	(58,884)	—	(58,884)
Repurchase of common shares	29	(7,112)	—	—	(1,637)	(8,749)	—	(8,749)
Stock-based compensation	29, 31	1,958	7,422	—	—	9,380	—	9,380
Shares reserved for restricted share awards	29	(1,074)	—	—	—	(1,074)	—	(1,074)
Tax adjustment for equity issuance costs	14	—	(1,944)	—	—	(1,944)	—	(1,944)
Balance at December 31, 2023		$2,122,830	$26,832	$26,805	$1,687,297	$3,863,764	$5,777	$3,869,541

Balance at January 1, 2022		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Net income		—	—	—	808,941	808,941	5,539	814,480
Cumulative translation reserve		—	—	(16,633)	—	(16,633)	—	(16,633)
Distributions to non-controlling interest		—	—	—	—	—	(6,038)	(6,038)
Dividends/Dividend reinvestment plan	28, 29	3,995	—	—	(63,479)	(59,484)	—	(59,484)
Repurchase of common shares	29	(4,580)	—	—	(773)	(5,353)	—	(5,353)
Stock-based compensation	29, 31	2,655	509	—	—	3,164	—	3,164
Preferred units exchanged	20, 29	8,015	—	—	—	8,015	—	8,015
Shares reserved for restricted share awards	29	(250)	—	—	—	(250)	—	(250)
Tax adjustment for equity issuance costs	14	—	(1,945)	—	—	(1,945)	—	(1,945)
Balance at December 31, 2022		$2,124,618	$21,354	$6,209	$1,638,068	$3,790,249	$6,776	$3,797,025
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
For the years ended	Notes	December 31, 2023	December 31, 2022

CASH PROVIDED BY (USED IN)
Operating activities
Net income		$121,824	$814,480
Net income from discontinued operations	5	—	(35,106)
Adjustments for non-cash items	37	22,115	(473,961)
Cash paid for AIP, LTIP and performance fees, net of equity contribution	31, 32	(22,916)	(78,828)
Advances made to investments	8, 10	(26,126)	(26,255)
Distributions received from investments	7, 8, 10	29,428	47,873
Addition of interest rate caps derivative	21	(14,477)	—
Changes in non-cash working capital items	37	28,187	18,567
Net cash provided by operating activities from continuing operations		138,035	266,770
Net cash provided by operating activities from discontinued operations		—	3,499
Net cash provided by operating activities		$138,035	$270,269

Investing activities
Acquisition of rental properties	6	(554,206)	(2,362,185)
Capital additions to rental properties	6	(177,024)	(326,460)
Disposition of rental properties	6	197,033	80,369
Disposition of Bryson MPC Holdings LLC		—	11,041
Additions to fixed assets and other non-current assets	9, 25	(46,449)	(35,983)
Net cash used in investing activities from continuing operations		(580,646)	(2,633,218)
Net cash provided by investing activities from discontinued operations		—	212,637
Net cash used in investing activities		$(580,646)	$(2,420,581)

Financing activities
Lease payments	27, 38	(5,848)	(3,070)
Repurchase of common shares	29	(8,749)	(5,353)
Proceeds from corporate borrowing	38	640,000	300,000
Repayments of corporate borrowing	38	(470,356)	(301,453)
Proceeds from rental and development properties borrowing	38	1,770,820	3,967,704
Repayments of rental and development properties borrowing	38	(1,903,256)	(2,172,410)
Dividends paid	28	(58,889)	(59,444)
Change in restricted cash		(4,151)	6,029
Contributions from limited partners	26	494,995	489,387
Distributions to limited partners	26	(37,070)	(37,348)
Distributions to non-controlling interests		(8,633)	(6,038)
Net cash provided by financing activities		$408,863	$2,178,004

Effect of foreign exchange rate difference on cash		184	(283)

Change in cash during the year		(33,564)	27,409
Cash - beginning of year		204,303	176,894
Cash - end of year		$170,739	$204,303

Supplementary information
Cash paid on
Income taxes		$14,663	$872
Interest		$290,751	$184,862

The accompanying notes are an integral part of these consolidated financial statements.

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX").

On January 19, 2024, the Company announced that it had entered into an arrangement agreement (the "Arrangement Agreement") under which Blackstone Real Estate Partners X L.P. ("BREP X"), together with Blackstone Real Estate Income Trust, Inc. ("BREIT" and, together with BREP X and their respective affiliates, "Blackstone"), will acquire all outstanding common shares of Tricon, resulting in the privatization of the Company (Note 40).

These consolidated financial statements were approved for issue on February 27, 2024 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

Preparation of consolidated financial statements

The consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The estimates involving a high degree of judgment or complexity, or estimates where assumptions are significant to the consolidated financial statements, are disclosed in Note 4.

These consolidated financial statements have been prepared under the historical cost convention, except for:

(i)Rental properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;
(ii)Canadian development properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;
(iii)Certain investments in U.S. residential developments, which are accounted for as equity investments, are recorded at fair value through profit or loss, as permitted by IAS 28, Investments in Associates and Joint Ventures ("IAS 28");
(iv)Derivative financial instruments, which are recorded at fair value through profit or loss; and
(v)Limited partners' interests, which are recorded at fair value through profit or loss.

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne LP (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian multi-family: 57 Spadina LP (The Taylor)(2)	Investments in associate	Equity method	Income from equity-accounted investments in Canadian residential developments from January 1, 2023 to September 30, 2023

				Income from equity-accounted investments in multi-family rental properties from October 1, 2023 to December 31, 2023	N/A

Canadian residential developments
Summerhill Shops LP (The Shops of Summerhill)	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
Scrivener Square LP (The James)					N/A

WDL 8 LP (Maple House)	Joint venture	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL 20 LP (Oak House)	Joint venture	Equity method			N/A
WDL 3/4/7 LP (Cherry House)	Joint venture	Equity method			N/A
DKT B10 LP (Birch House)	Joint venture	Equity method			N/A
6-8 Gloucester LP (The Ivy)	Joint venture	Equity method			N/A
Queen Ontario LP (ROQ City)	Joint venture	Equity method			N/A
Symington LP (The Spoke)	Joint venture	Equity method			N/A
KT Housing Now Six Points LP(3)	Joint venture	Equity method			N/A

U.S. residential developments
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Strategic Capital(4)
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from strategic capital services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(2) As at September 30, 2023, 57 Spadina LP (The Taylor) achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, it was reclassified from the Canadian residential developments segment to the multi-family rental segment.
(3) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now Six Points LP, with its partner, Kilmer Group (Note 8).
(4) Strategic Capital was previously reported as Private Funds and Advisory.

3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES

The following is a summary of the material accounting policies applied in the preparation of these consolidated financial statements.

Consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The accounting policies of subsidiaries have been modified where necessary to align them with the policies adopted by the Company. When the Company does not own all of the equity in a subsidiary, the non-controlling equity interest is disclosed in the consolidated balance sheet as a separate component of total equity. A non-controlling interest may also be classified as a financial liability if the non-controlling interest contains an option or a redemption feature, which is the case for SFR JV-1, SFR JV-2 and SFR JV-HD. Intra-group balances and transactions are eliminated upon consolidation.

The Company currently consolidates Tricon Single-Family Rental REIT LLC and its wholly-owned subsidiaries, along with SFR JV-1, SFR JV-2 and SFR JV-HD (collectively, the “single-family rental” business), and The James (Scrivener Square) and The Shops of Summerhill (collectively, the "Canadian development properties").

Joint arrangements and interests in associates

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. Joint operations are accounted for using proportionate consolidation as per IFRS 11, Joint Arrangements ("IFRS 11") while joint ventures apply the equity method in accordance with IAS 28.

Interests in associates - equity method of accounting

An associate is an entity over which the Company has significant influence, but not control (or joint control), in accordance with IAS 28. Generally, the Company is considered to exert significant influence when it holds, directly or indirectly, 20% or more of the voting power of the investee. However, determining significant influence is a matter of judgment and specific circumstances.

Joint ventures - equity method of accounting

A joint venture is a joint arrangement under which the investors have joint control through a separate legal entity established and hold an interest in the net assets (as opposed to a direct interest in the underlying project). The Company accounts for its joint ventures using the equity method.

Under the equity method, a contribution to an investee is initially recognized at cost and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies. Distributions received from an investee reduce the carrying amount of the investment.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company's associates and joint ventures that are equity-accounted include the following investments in multi-family rental properties, U.S. residential developments and Canadian residential developments:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)

Associates
592 Sherbourne LP (The Selby)	Limited Partnership	Canada	Canada	15%	50%
57 Spadina LP (The Taylor)	Limited Partnership	Canada	Canada	30%	50%
THPAS Development JV-2 LLC	Limited Partnership	USA	USA	20%	50%

Joint ventures
WDL 3/4/7 LP (Cherry House)	Limited Partnership	Canada	Canada	33%	33%
WDL 8 LP (Maple House)	Limited Partnership	Canada	Canada	33%	33%
WDL 20 LP (Oak House)	Limited Partnership	Canada	Canada	33%	33%
DKT B10 LP (Birch House)	Limited Partnership	Canada	Canada	33%	33%
6-8 Gloucester LP (The Ivy)	Limited Partnership	Canada	Canada	47%	50%
Queen Ontario LP (ROQ City)	Limited Partnership	Canada	Canada	10%	50%
Symington LP (The Spoke)	Limited Partnership	Canada	Canada	10%	50%
KT Housing Now Six Points LP	Limited Partnership	Canada	Canada	50%	50%

(1) In respect of major decisions only.

The Company's investments in U.S. residential developments meet the definition of associates per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable.

Under IFRS 10, Consolidated Financial Statements ("IFRS 10"), an investment entity is an entity that (i) obtains funds from one or more investors for the purpose of providing them with investment management services, (ii) commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income (including rental income), or both, and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

The following associates meet the definition of an investment entity, and therefore, all of their project assets held through subsidiaries are measured at fair value.

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)		Dissolution date(2)	Remaining extension period (years)

Associates
Tricon Housing Partners US LP(3)	Limited Partnership	USA	USA	68%		68%	7/1/2022	—
Tricon Housing Partners US Syndicated Pool II LP	Limited Partnership	USA	USA	20%		50%	3/2/2024	2
Tricon Housing Partners US II LP(3),(4)	Limited Partnership	USA	USA	8%	>	50%	12/31/2023	—
Tricon Housing Partners Canada III LP(3)	Limited Partnership	Canada	Canada	10%	>	50%	3/22/2022	—
CCR Texas Equity LP	Limited Partnership	USA	USA	10%		50%	12/31/2023	1
Vistancia West Equity LP	Limited Partnership	USA	USA	7%		50%	12/31/2025	—
Conroe CS Texas Equity LP	Limited Partnership	USA	USA	10%		50%	N/A	N/A
Arantine Hills Equity LP(5)	Limited Partnership	USA	USA	7%		50%	11/06/2023	N/A
AHEquity I LP(5)	Limited Partnership	USA	USA	9%		50%	N/A	N/A
Viridian Equity LP	Limited Partnership	USA	USA	18%		50%	12/31/2027	1
McKinney Project Equity LLC	Limited Partnership	USA	USA	44%		50%	N/A	N/A
THPAS Holdings JV-1 LLC	Limited Partnership	USA	USA	11%		50%	N/A	N/A

(1) In respect of major decisions only.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(2) Dissolution date is the date on which the Investment Vehicle is required to commence its liquidation process under its constating documents and may be subject to extension either pursuant to those documents or with the consent of investors in the vehicle. Some vehicles will conduct their liquidation by operating their remaining projects through to completion with no substantive changes to the business plan.
(3) For the purposes of analysis under IFRS, it was determined that Tricon acts primarily as an agent for the benefit of its investors in these partnership entities, and thus Tricon does not control these entities in accordance with the criteria set out in IFRS 10.
(4) Tricon Housing Partners US II LP obtained a one-year extension from the limited partners of the fund during the year.
(5) During the year ended December 31, 2023, Arantine Hills Equity LP was dissolved. The Company's and its partner's interests were recapitalized into AHEquity I LP, which has no fixed dissolution date under its revised constating document.

Structured entity — unconsolidated

A structured entity is an entity created to accomplish a narrow and well-defined objective. Those entities’ activities are restricted to the extent that they are, in essence, not directed by voting or similar rights. The Company concluded that Tricon PIPE LLC is a structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company (Note 20), and the Company does not have exposure to variable returns related to its involvement in the entity or make the relevant decisions for the entity. Under IFRS 10, such a structured entity does not meet the criteria for control and is not required to be consolidated.

Acquisition transactions

The Company assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3, Business Combinations ("IFRS 3").

The Company classifies its acquisitions as asset acquisitions when it acquires a single asset (or a group of similar assets) that does not include substantive processes that significantly contribute to the ability to create outputs. Where the Company has concluded that it has acquired an asset, the Company uses the asset purchase model whereby the initial cost of the acquired property is comprised of its purchase price and any directly attributable expenditures. Directly attributable expenditures include transaction costs such as due diligence costs, appraisal fees, environmental fees, legal fees, land transfer taxes and brokerage fees.

Rental properties

The Company's rental properties consist of single-family rental homes held to earn rental income.

Subsequent to initial recognition, rental properties are recorded at fair value in accordance with IAS 40, Investment Property (“IAS 40”). Fair value is determined based on a combination of internal and external processes and valuation techniques according to the valuation policy discussed in Note 6. Gains or losses arising from changes in the fair value and capitalized costs of rental properties are recorded in the consolidated statements of comprehensive income in the period in which they arise.

In determining whether certain costs are additions to the carrying amount of rental properties or period expenses, management applies judgment based on whether these costs are incurred to enhance the service potential of the property. All costs associated with upgrading and extending the economic life of the existing properties, including internal amounts that are directly attributable to a specific rental property, other than ordinary repairs and maintenance, are capitalized to rental property.

Rental income and operating expenses from rental properties are reported within rental revenue and direct operating expenses incurred for rental properties, respectively, in the consolidated statements of comprehensive income.

Foreign currency translation

Currency translation

Foreign currency transactions (Canadian dollar) are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the historical exchange rate or the exchange rate in effect

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the consolidated statements of comprehensive income.

Consolidated entities

For subsidiaries that are required to be consolidated, the results and financial position of those subsidiaries with a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate at the date of the balance sheet;
(ii) income and expenses are translated at average exchange rates. The Company uses monthly average exchange rates due to the volume of transactions each month; and
(iii) all resulting exchange differences are recognized in other comprehensive income.

Other assets

Other assets include fixed assets, leasehold improvements and right-of-use assets.

Fixed assets and leasehold improvements

Fixed assets (building, property-related systems software, vehicles, furniture and office equipment and computer equipment) and leasehold improvements are accounted for at cost less accumulated depreciation and impairment. Leasehold improvements are amortized on a straight-line basis over their useful lives, which are typically their lease terms. All other depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, as follows:

Building                  30 years
Furniture, computer, office equipment             3-7 years
Software                        3-15 years
Vehicles and other             5-7 years

The estimated useful lives of fixed assets are reviewed and adjusted, if appropriate, at each financial year-end. As described below under Impairment of non-financial assets, fixed assets are also reviewed at each balance sheet date to determine whether there is an indication of impairment.

Right-of-use assets and lease liabilities

At the lease commencement date, a right-of-use asset and lease liability are recognized on the consolidated balance sheets for all leases, with the exception of short-term and low-value leases. The right-of-use assets and lease liabilities are initially measured at the present value of the lease payments, which includes reasonably certain extension options.

Lease payments are apportioned between the implicit finance charge and the implicit repayment of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of comprehensive income using the effective interest method.

Right-of-use assets are amortized on a straight-line basis over their lease terms and are accounted for at cost less accumulated amortization and reviewed at each balance sheet date to determine whether there is an indication of impairment.

Intangible assets

Intangible assets include capitalized placement fees, customer relationship and contractual development fees.

Placement fees represent costs incurred to secure investment management contracts. Performance fee rights represent costs incurred to obtain rights to receive future performance fees from joint venture projects. These are accounted for as intangible assets carried at cost less accumulated amortization. Amortization is recorded using the

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

straight-line method and is based on the estimated useful lives of the associated joint ventures, which are generally eight years.

The customer relationship intangible relates to the Company’s ownership of The Johnson Companies LP ("Johnson"), in which Tricon owns a 50.1% interest, and represents an estimate of the potential management fees, development fees and commissions that Tricon could collect, based on potential future projects resulting from Johnson’s existing customer relationships at the time of the acquisition of Johnson, and as such are considered to be definite-life intangibles. Similarly, the contractual development fee intangibles from Johnson represent an estimate of the future lot development fees and commissions that Tricon expects to collect over the lives of the projects that Johnson managed at the time of acquisition. They are amortized by project over the estimated periods that the Company expects to collect these fees, which is approximately seven years for both management fees and lot development fees.

Impairment of non-financial assets

Assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest cash generating unit level, which is the smallest identifiable group of assets that generate cash inflows from other assets or group of assets. Non-financial assets are reviewed for possible impairment or reversal of a previously recorded impairment as at each reporting date.

Financial instruments

Financial assets

The Company's financial assets are comprised of cash, restricted cash, amounts receivable and derivative financial instruments. Financial assets within the scope of IFRS 9, Financial Instruments ("IFRS 9") are initially measured at fair value and subsequently classified and measured in one of three categories in accordance with IFRS 9: amortized cost, fair value through other comprehensive income ("FVOCI") or FVTPL.

Transaction costs related to derivative financial instruments are expensed as incurred and charged to income within the consolidated statements of comprehensive income.

Gains and losses arising from changes in the fair value of derivative financial instruments are presented in the consolidated statements of comprehensive income together with gains and losses arising from changes in the fair value of other liabilities.

Financial assets and liabilities classified and measured at FVTPL are presented within changes in operating assets and liabilities in the consolidated statements of cash flows.

Financial assets are derecognized only when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all of the risks and rewards of ownership.

The Company assesses, at each balance sheet date, whether or not there is an expected credit loss with respect to amounts receivable. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the receivable does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in net income.

Financial liabilities

The Company’s financial liabilities consist of amounts payable and accrued liabilities, resident security deposits, dividends payable, debt, convertible debentures, Due to Affiliate, derivative financial instruments, limited partners' interests in single-family rental business and other liabilities.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Financial liabilities within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured at FVTPL or amortized cost, as appropriate.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

Interest expense is accounted for using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the expected life of the instrument. The effective interest rate is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Gains or losses from the modification of borrowing terms during the year are recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis that the terms and conditions of the liability remained largely unchanged. Should the modification be considered substantial, the original financial liability is derecognized and a new financial liability is recognized at fair value.

Derivative financial instruments

Derivative financial instruments, which are primarily comprised of the mandatory prepayment provision related to the Due to Affiliate, the exchange and redemption provisions of the underlying preferred units (Note 21), are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value with the resulting gain or loss reflected in net income. Derivatives are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including prices available from exchanges, over-the-counter markets and consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Any directly attributable transaction costs are allocated between the derivative and the host liability component, and the portion attributed to the derivative is expensed in the consolidated statements of comprehensive income.

Limited partners' interests in single-family rental business

The interests of the limited partners in the following subsidiaries are recognized as financial liabilities in accordance with IAS 32, Financial Instruments: Presentation ("IAS 32"):

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Investment Vehicle	Subsidiary	Limited partners' ownership interest %

SFR JV-1	SFR JV-1 Equity LLC	66.3%
	SFR JV-1 LP	66.3%
	SFR JV-1 REIT 1 LLC	49.5%
	SFR JV-1 REIT 2 LLC	49.5%
	SFR JV-1 Holding LP	49.5%

SFR JV-2	SFR JV-2 Equity LLC	70.7%
	SFR JV-2 LP	70.7%
	SFR JV-2 REIT 1 LLC	49.5%
	SFR JV-2 REIT 2 LLC	49.5%
	SFR JV-2 Holdings LP	49.5%

SFR JV-HD	SFR JV-HD Equity LLC	66.3%
	SFR JV-HD LP	66.3%
	SFR JV-HD REIT 1 LLC	49.5%
	SFR JV-HD REIT 2 LLC	49.5%
	SFR JV-HD Holdings LP	49.5%

Limited partners' interests in single-family rental business are recorded at fair value through profit or loss and reflect the fair value of the underlying investments in SFR JV-1, SFR JV-2 and SFR JV-HD, along with any contributions by and distributions to limited partners during the period. Changes in the fair value of the limited partners' interests in single-family rental business are reflected in the consolidated statements of comprehensive income.

Cash

Cash includes cash deposited in banks. The Company maintains its cash in financial institutions with high credit quality in order to minimize its credit loss exposure.

Restricted cash

Restricted cash primarily consists of property tax reserves, capital reserves, and collateralized rent payment receipts held in bank accounts controlled by lenders.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown as a deduction, net of tax, from the proceeds.

Where the Company purchases its equity share capital to settle restricted share awards or for cancellation, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders.

Earnings per share

Basic

Basic earnings per share is determined using the weighted average number of shares outstanding including vested deferred share units, taking into account on a retrospective basis any increases or decreases caused by share splits or reverse share splits occurring after the reporting period, but prior to the consolidated financial statements being authorized for issue.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Diluted

The Company considers the effects of stock compensation, convertible debentures and exchange rights in connection with the preferred unit issuance of Tricon PIPE LLC in calculating diluted earnings per share. Diluted earnings per share is calculated by adjusting net income attributable to shareholders of the Company and the weighted average number of shares outstanding based on the assumption of the conversion of all potentially dilutive shares on a weighted average basis from the beginning of the year or, if later, the date the stock compensation, convertible debentures or conversion rights were issued to the balance sheet date.

Dividends

Dividends on common shares are recognized in the consolidated financial statements in the period in which the dividends are approved by Tricon’s Board of Directors.

Current and deferred income taxes

Income tax expense includes current and deferred income taxes. Income tax expense is recognized in the consolidated statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the period, using income tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years. The Company uses the liability method to recognize deferred income taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets are only recorded if it is probable that they will be realized. Enacted or substantively enacted rates in effect at the consolidated balance sheet date that are expected to apply when the deferred income tax asset is realized or the deferred tax liability is settled are used to calculate deferred income taxes.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Revenue

Revenue from single-family rental properties

Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date.

Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years.
Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income, and the details of revenue, including ancillary income, are discussed in Note 15.

In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin.

The Company has concluded that it is the principal in all of its revenue arrangements since it controls the specified goods or services before those goods or services are transferred to customers.

Revenue from strategic capital services

The Company's vertically integrated management platform provides asset management, development management and property management services.
The Company provides asset management services to joint venture partners and third-party investors for which it earns market-based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically up to 2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle.

The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as built-to-rent communities, and 4-5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property.

The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15.

Compensation arrangements

Stock option plan

The Company accounts for its stock option plan by calculating the fair value of the options as of the grant date using a Black-Scholes option pricing model and observable market inputs. This fair value is recognized as compensation cost using the graded vesting method over the vesting period of the options.

Upon the announcement of the Arrangement Agreement, specific adjustments have been made to the measurement of stock options to account for accelerated vesting and settlement value changes (Notes 31 and 40).

Annual Incentive Plan ("AIP")

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units ("DSUs"), performance share units ("PSUs"), stock options and restricted shares, pursuant to the Company's Deferred Share Unit Plan ("DSUP"), Performance Share Unit Plan ("PSUP"), stock option plan and Restricted Share Plan, respectively.

Upon the announcement of the Arrangement Agreement, specific adjustments have been made to the measurement of equity-based awards to account for accelerated vesting and settlement value changes (Notes 31 and 40).

Long-term incentive plan ("LTIP")

LTIP expense is generated from two sources: (i) up to 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash. Amounts under the LTIP are allocated among employees in accordance with the plan.

For the expense generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates its total liability by determining the unrealized carried interest at each reporting date based on the estimated fair value of the underlying investments. Once determined, the component that is payable to employees as part of the LTIP is recognized as LTIP liability, and the component that is payable to key management equity participants is allocated to performance fees liability (see Performance fees expense and liability below). The combined amount recognized as LTIP liability and performance fees liability represents no more than 50% of the Company’s share of unrealized carried interest for each.

The actual amounts of performance fees to be received and LTIP and performance fees to be paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. The values of the LTIP liability and the performance fees liability are determined using intrinsic value or liquidation at fair value in accordance with IAS 19 – Employee Benefits (“IAS 19”).

Performance fees expense and liability

Certain members of senior management participate in the potential performance fees payable in respect of certain of the Company’s managed Investment Vehicles, by having invested personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such performance fees. Any performance fees allocable to participating management members in respect of their equity interests in such entities is reflected as a performance fee liability or expense.

Directors’ fees

One-half of each independent Director’s base annual retainer is paid in DSUs which vest immediately upon their grant. An independent Director may also elect each year to receive a portion of the balance of his or her fees (including his or her base annual retainer and any additional retainer) in DSUs, which also vest on the date of their grant. Any remaining balance of such fees not payable in DSUs is paid in cash. The DSUs granted to Directors are governed by the DSUP.

Reportable segments

Tricon is comprised of three operating segments: Single-Family Rental, Adjacent Businesses (which includes multi-family rental properties and residential developments) and Strategic Capital (previously Private Funds and Advisory). Including the Company's corporate activities, there are four reportable segments for internal and external reporting purposes. The reportable segments are business units offering different products and services, and are managed separately due to their distinct operating natures. These four reportable segments have been determined by the Company’s chief operating decision-makers (Note 33).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Accounting standards and interpretations adopted

Accounting Policies Disclosure - Amendments to IAS 1

Effective January 1, 2023, the Company has adopted amendments to IAS 1, Presentation of Financial Statements, which requires entities to disclose their material rather than their significant accounting policies. The amendments define what is material accounting policy information and explain how to identify when accounting policy information is material. The amendments have had an impact on the Company's disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the consolidated financial statements. Upon adoption of this policy, the Company removed the policy disclosures related to goodwill and offsetting financial instruments as these accounting policies have been determined not to be material.

Definition of Accounting Estimates - Amendments to IAS 8

The Company adopted amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help users of the financial statements distinguish between changes in accounting estimates and changes in accounting policies. The amendments did not have a significant impact on the Company's consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendment to IAS 12

The Company adopted amendments to IAS 12, Income Taxes ("IAS 12"), which requires companies to recognize deferred tax on transactions, such as leases and decommissioning obligations, that on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments did not have a significant impact on the Company's consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. In November 2022, the IASB further amended IAS 1 to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability as current or non-current. Covenants made under loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification even if the covenant is only tested for compliance after the reporting date. This amendment is effective for annual reporting periods beginning on or after January 1, 2024.

In September 2022, the IASB issued a narrow scope amendment to the requirements for sale and leaseback transactions in IFRS 16, Leases. The amendment requires the seller-lessee to determine lease payments or revised lease payments such that the seller-lessee does not recognize a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date. This amendment is effective for annual reporting periods beginning on or after January 1, 2024.

In May 2023, the IASB issued the final amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, which add new disclosure requirements about supplier financing arrangements. An entity is required to disclose information about its suppliers finance arrangements that enables users of financial statements to assess the effect of those arrangements on the entity's liabilities and cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

In August 2023, the IASB amended IAS 21, The Effects of Changes in Foreign Exchange Rates, to help entities assess the exchangeability between two currencies, determine the spot rate when exchangeability is lacking and require additional disclosure when a currency is not exchangeable. The amendments are effective for annual reporting periods beginning on or after January 1, 2025.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

In December 2021, the Organization for Economic Co-operation and Development issued model rules for a new global minimum tax framework (Pillar Two) for multinational enterprises. Various governments around the world have issued, or are in the process of issuing legislation on this. In Canada, the Department of Finance released draft legislation to implement Pillar Two on August 4, 2023 with substantial enactment expected to apply in 2024. The Company is closely monitoring these regulatory developments and is in the process of assessing the full impact of Pillar Two.

There are no other relevant standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates can, by definition, differ from the related actual results. The following are the accounting policies subject to judgments and estimation uncertainty that management believes could have a significant risk of causing material adjustments to the amounts recognized in the consolidated financial statements. Actual results could differ from these estimates and the differences may be material.

Significant estimates

Income taxes

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances.

Valuation of rental properties

The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6. The valuation inputs are considered Level 3, as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties.

Fair value of investments

The fair values of the Company’s investments in multi-family rental properties, Canadian residential developments, Canadian development properties and U.S. residential development associates (excluding THPAS Development JV-2 LLC) are determined using the valuation methodologies described in Notes 7, 8, 9 and 10. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period.

Fair value of incentive plans and participation arrangements

Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32.

Significant judgments

Acquisition of rental properties

The Company’s accounting policies relating to rental properties are described in Note 3. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard.

Investments in joint ventures and joint arrangements

The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon's rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

5.    DISCONTINUED OPERATIONS

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio (held through Tricon US Multi-Family REIT LLC), for total proceeds of $219,354, which resulted in a loss on sale of $856, net of transaction costs.

(in thousands of U.S. dollars)	December 31, 2022

Total consideration	$219,354
Net asset value on disposition	(213,493)
Transaction cost	(6,717)
Loss on sale	(856)

The Company presented prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations. The profit or loss of the discontinued operations was as follows:

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)	For the year ended December 31, 2022

Revenue	$105,641
Expenses	(68,680)
Fair value gain on U.S. multi-family rental properties	156,009
Net and other comprehensive income	$192,970

Tricon's share of net income at 20%	$38,594
Loss on sale	(856)
Income tax expense - current	(43,114)
Income tax expense - deferred	40,482
Net income from discontinued operations	$35,106

6.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions(1)	554,206	2,362,185
Capital expenditures	177,024	326,460
Fair value adjustments(2)	210,936	858,987
Dispositions	(197,033)	(80,369)
Balance, end of year	$12,190,792	$11,445,659
(1) The total purchase price includes $2,544 (2022 - $3,021) of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $52,737 for the year ended December 31, 2023 (2022 - $12,997) on the single-family rental properties.

The Company used the following techniques to determine the fair value measurements included in the consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined based on comparable sales primarily by using adjusted Home Price Index (“HPI”) and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or homes purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

average standard in their respective areas. The Company typically obtains a BPO when a home is first included in a securitization or other long-term financing vehicle.

Adjusted HPI is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO for purposes of use in a long-term financing, and if no BPO has been obtained, adjusted HPI is used for homes acquired more than six months prior to such quarter. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The HPI was calculated as at November 30, 2023 for rental homes acquired prior to October 1, 2023 and has been adjusted based on management's judgment informed by recent transactions and other relevant factors. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

Adjusted HPI growth during the quarter was 0.3%, net of capital expenditures (2022 - 0.7%). There were 1,685 homes valued using the BPO method during the quarter (2022 - none). The combination of the HPI and BPO methodologies resulted in a fair value gain of $2,029 for the quarter ended December 31, 2023 (2022 - $56,414).

HPI growth during the year was 2.5% (2022 - 17.4%). Adjusted HPI growth during the year was 2.8%, net of capital expenditures, compared to 12.3% in the prior year. There were 5,503 homes valued using the BPO method during the year (2022 - 4,166 homes), and the combined methodologies of adjusted HPI and BPO resulted in a fair value gain of $210,936 for the year ended December 31, 2023 (2022 - $858,987).

Sensitivity

The adjusted HPI change during the year was 2.8% (2022 - 12.3%). If the change in the adjusted HPI increased or decreased by 1.0%, the impact on the single-family rental property balance at December 31, 2023 would be $94,632 and ($94,632), respectively (2022 - $77,962 and ($77,962)).

7.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

The Company's equity-accounted investments in multi-family rental properties consist of investments in associates owning two class A multi-family rental properties in Toronto ("592 Sherbourne LP", operating as "The Selby", and "57 Spadina LP", operating as "The Taylor"), over which the Company has significant influence.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$20,769	$199,285
Distributions	(695)	(3,824)
Income from equity-accounted investments in multi-family rental properties(1)	5,297	40,144
Reclassification from equity-accounted investments in Canadian residential developments(2)	25,416	—
Disposition of equity-accounted investment in U.S. multi-family rental properties (Note 5)	—	(213,493)
Translation adjustment(3)	1,138	(1,343)
Balance, end of year	$51,925	$20,769
(1) Of the $40,144 income from equity-accounted investments earned during 2022, $38,594 was attributable to U.S. multi-family rental properties and reclassified to income from discontinued operations (Note 5).
(2) On September 30, 2023, The Taylor achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, Tricon's investment in 57 Spadina LP was reclassified from equity-accounted investments in Canadian residential developments to investments in multi-family rental properties (Note 8).
(3) For the year ended December 31, 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3226 as at December 31, 2023, resulting in a favorable foreign currency translation adjustment of $1,138. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $1,343.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company’s equity-accounted investments in multi-family rental properties. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

		December 31, 2023
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$5,119	$275,359	$3,828	$116,409	$160,241	$23,446
57 Spadina LP (The Taylor)	Toronto, ON	30%	19,150	208,095	3,677	129,386	94,182	28,479
Total			$24,269	$483,454	$7,505	$245,795	$254,423	$51,925
(1) Tricon's share of net assets of $51,925 is comprised of $52,304 as per the investees' financial statements less $379 of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

		December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$2,834	$256,854	$2,080	$115,311	$142,297	$20,769
Total			$2,834	$256,854	$2,080	$115,311	$142,297	$20,769
(1) Tricon's share of net assets of $20,769 is comprised of $21,345 as per the investees' financial statements less $576 of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

		For the year ended December 31, 2023
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$13,055	$(7,974)	$11,550	$16,631	$2,504
57 Spadina LP (The Taylor)(1)	Toronto, ON	30%	2,344	(3,150)	10,071	9,265	2,793
Total			$15,399	$(11,124)	$21,621	$25,896	$5,297
(1) The income of $2,793 represents Tricon's share of net income from 57 Spadina LP for the period from October 1, 2023 to December 31, 2023.

		For the year ended December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$12,441	$(8,023)	$5,916	$10,334	$1,550
Total			$12,441	$(8,023)	$5,916	$10,334	$1,550

Based on the assessment of current economic conditions, there are no indicators of impairment for the Company's equity-accounted investments in multi-family rental properties as at December 31, 2023.

8.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$106,538	$98,675
Advances(1)	11,934	13,360
Distributions(2)	(370)	(10,212)
Income from equity-accounted investments in Canadian residential developments	4,348	11,198
Reclassification to equity-accounted investments in Canadian multi-family rental properties(3)	(25,416)	—
Translation adjustment(4)	2,302	(6,483)
Balance, end of year	$99,336	$106,538
(1) Advances to equity-accounted investments in Canadian residential developments for the year ended December 31, 2023 include advances for 6-8 Gloucester LP, WDL 20 LP, WDL 3/4/7 LP, Queen Ontario LP, Symington LP and KT Housing Now Six Points LP.
(2) Distributions from equity-accounted investments in Canadian residential developments for December 31, 2022 represent sales proceeds from the Company's divestiture of two-thirds of its original 30% equity ownership in Queen Ontario LP to its institutional partner.
(3) On September 30, 2023, The Taylor achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, Tricon's investment in 57 Spadina LP was reclassified from equity-accounted investments in Canadian residential developments to investments in multi-family rental properties (Note 7).
(4) For the year ended December 31, 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3226 as at December 31, 2023, resulting in a favorable foreign currency translation adjustment of $2,302. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $6,483.

The following tables present the ownership interests and carrying values of the Company’s equity-accounted investments in Canadian residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2023
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$1,871	$202,646	$21,844	$128,402	$54,271	$18,097
WDL 8 LP (Maple House)	Toronto, ON	33%	7,449	321,163	16,295	257,400	54,917	18,312
WDL 20 LP (Oak House)	Toronto, ON	33%	422	46,118	6	36,311	10,223	3,414
DKT B10 LP (Birch House)(2)	Toronto, ON	33%	3,373	71,669	7,094	38,923	29,025	11,187
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	1,895	133,592	9,683	79,561	46,243	22,370
Queen Ontario LP (ROQ City)	Toronto, ON	10%	6,389	155,615	4,919	—	157,085	16,059
Symington LP (The Spoke)	Toronto, ON	10%	1,674	59,165	4,987	—	55,852	5,674
KT Housing Now Six Points LP(3)	Toronto, ON	50%	1,346	7,959	859	—	8,446	4,223
Total			$24,419	$997,927	$65,687	$540,597	$416,062	$99,336

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$2,993	$141,357	$7,721	$84,646	$51,983	$17,335
WDL 8 LP (Maple House)	Toronto, ON	33%	7,318	241,907	21,105	188,473	39,647	13,222
WDL 20 LP (Oak House)	Toronto, ON	33%	722	43,082	186	34,295	9,323	3,114
DKT B10 LP (Birch House) (2)	Toronto, ON	33%	1,290	42,111	6,669	8,507	28,225	10,885
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	1,101	100,147	4,263	52,585	44,400	20,988
Queen Ontario LP (ROQ City)(4)	Toronto, ON	10%	5,167	121,336	806	—	125,697	12,912
Symington LP (The Spoke)(5)	Toronto, ON	10%	688	36,038	158	22,149	14,419	1,450
			19,279	725,978	40,908	390,655	313,694	79,906
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	1,280	189,106	6,000	96,344	88,042	26,632
			1,280	189,106	6,000	96,344	88,042	26,632
Total			$20,559	$915,084	$46,908	$486,999	$401,736	$106,538
(1) Tricon's share of net assets of $99,336 (December 31, 2022 - $106,538) is comprised of $96,818 (December 31, 2022 - $104,364) as per the investees' financial statements plus $2,518 (December 31, 2022 - $2,174) of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.
(2) Tricon's share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.
(3) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now LP.
(4) On April 12, 2022, the Company sold two-thirds of its original 30% equity ownership interest in Queen & Ontario to its institutional partner.
(5) On February 22, 2022, the Company entered into a new joint venture investment, Symington LP.

	For the year ended December 31, 2023
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income (loss)	Tricon's share of net income

Joint ventures
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$4	$(102)	$—	$(98)	$(33)
WDL 8 LP (Maple House)	Toronto, ON	33%	677	(2,610)	17,092	15,159	5,053
WDL 20 LP (Oak House)	Toronto, ON	33%	—	(6)	—	(6)	(2)
DKT B10 LP (Birch House)	Toronto, ON	33%	4	(60)	174	118	39
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	24	(1,507)	2,269	786	370
Queen Ontario LP (ROQ City)	Toronto, ON	10%	6	(98)	2,125	2,033	203
Symington LP (The Spoke)	Toronto, ON	10%	—	(68)	—	(68)	(7)
KT Housing Now Six Points LP(1)	Toronto, ON	50%	—	(23)	—	(23)	(11)
			715	(4,474)	21,660	17,901	5,612
Associates
57 Spadina LP (The Taylor)(2)	Toronto, ON	30%	3,849	(8,062)	—	(4,213)	(1,264)
Total			$4,564	$(12,536)	$21,660	$13,688	$4,348
(1) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now Six Points LP.
(2) The loss of $1,264 represents Tricon's share of net loss from 57 Spadina LP for the period from January 1, 2023 to September 30, 2023.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the year ended December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income (loss)	Tricon's share of net income

Joint ventures
WDL 3/4/7 LP (Cherry House)	Toronto, ON	33%	$—	$—	$234	$234	$78
WDL 8 LP (Maple House)	Toronto, ON	33%	1	(161)	13,176	13,016	4,337
WDL 20 LP (Oak House)	Toronto, ON	33%	—	—	—	—	—
DKT B10 LP (Birch House)	Toronto, ON	33%	—	(2)	238	236	79
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	—	(24)	8,019	7,995	3,759
Labatt Village Holding LP	Toronto, ON	38%	—	—	—	—	8
Queen Ontario LP (ROQ City)	Toronto, ON	10%	114	(242)	1,676	1,548	155
Symington LP (The Spoke)	Toronto, ON	10%	—	(12)	—	(12)	(1)
			115	(441)	23,343	23,017	8,415
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	133	(2,122)	10,634	8,645	2,783
Total			$248	$(2,563)	$33,977	$31,662	$11,198

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's equity-accounted investments in Canadian residential developments as at December 31, 2023.

9.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$136,413	$133,250
Development expenditures	29,415	12,686
Fair value adjustments	—	(440)
Translation adjustment(1)	3,935	(9,083)
Balance, end of year	$169,763	$136,413
(1) During the year, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3226 as at December 31, 2023, resulting in a favorable foreign currency translation adjustment of $3,935. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $9,083.

The Company earned $1,441 of commercial rental income from The Shops of Summerhill for the year ended December 31, 2023 (2022 - $1,668), which is classified as other income.

Valuation methodology

Fair value is determined by independent appraisers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the property being valued. The fair values of Canadian

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

development properties are based on active market prices for similar development assets and the discounted cash flow methodology is used for commercial income-producing properties.

For properties under development, active market prices for land value per square foot are quoted by third-party appraisers and are adjusted for differences, incorporating the nature of the development, location or condition of the asset, as well as assumptions about the recoverability of development costs, all of which are considered to be level 3 inputs.

For commercial income-producing properties, the discounted cash flow methodology takes into consideration the present value of expected future cash flows from rental operations and the property's eventual sale.

The Canadian development properties were valued on September 1, 2023. Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined the value remained valid as at December 31, 2023.

Key valuation assumptions for the Canadian development properties are set out below.

	December 31, 2023	December 31, 2022

Property under development
Land value per square foot(1)	$265	$258

Commercial income-producing property
Discount rate	5.00%	4.75%
Capitalization rate	4.75%	4.50%

(1) Equivalent to C$350 per square foot (2022 - C$350) translated to U.S dollars at the year-end exchange rate.

Sensitivity

For the property valued using active market prices, a 5.0% increase or decrease in the appraised land value per square foot would result in a change to the fair value of $6,257 or ($6,257), respectively (2022 - $4,851 and ($4,851), respectively).

For the property valued using the discounted cash flow methodology, a 1.0% increase or decrease in discount rate would result in a change in the fair value of ($2,967) or $3,333, respectively (2022 - ($2,724) and $3,015, respectively), and a 0.25% increase or decrease in the capitalization rate would result in a change to the fair value of ($1,142) or $1,301, respectively (2022 - ($1,246) and $1,401, respectively).

10.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

The following table presents the changes in the investments in U.S. residential developments for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$138,369	$143,153
Advances(1)	14,192	15,655
Distributions	(28,363)	(37,336)
Income from investments in U.S. residential developments(2)	30,773	16,897
Balance, end of year	$154,971	$138,369
(1) Advances to U.S. residential developments for December 31, 2022 include $2,760 in non-cash contributions related to the syndication of the Company's investment in Bryson MPC Holdings LLC to THPAS Development JV-2 LLC.
(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the year ended December 31, 2023 (2022 - nil).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company’s investments in U.S. residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2023
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$1,395	$43,881	$184	$—	$45,092	$30,820
THPAS Development JV-2 LLC	USA	20%	2,604	69,720	1,127	—	71,197	14,179
Viridian Equity LP	USA	18%	16	49,563	—	—	49,579	8,899
McKinney Project Equity LLC	USA	44%	—	133,038	—	—	133,038	58,204
THPAS Holdings JV-1 LLC	USA	11%	24,393	229,238	182	—	253,449	28,161
Remaining investments(2)	USA and Canada	7% - 22%	55,110	142,000	38,278	—	158,832	14,708
Total			$83,518	$667,440	$39,771	$—	$711,187	$154,971

		December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$1,236	$44,363	$118	$—	$45,481	$27,837
Viridian Equity LP	USA	18%	4	67,659	4	—	67,659	12,140
McKinney Project Equity LLC	USA	44%	—	119,575	—	—	119,575	52,314
THPAS Holdings JV-1 LLC	USA	11%	5,545	182,490	593	—	187,442	20,829
Remaining investments(2)	USA and Canada	7% -22%	18,695	247,584	5,600	—	260,679	25,249
Total			$25,480	$661,671	$6,315	$—	$680,836	$138,369
(1)Tricon's share of net assets could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.
(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the year ended December 31, 2023
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$6,512	$(68)	$(3,583)	$2,861	$2,984
THPAS Development JV-2 LLC	USA	20%	18,033	(10,253)	—	7,780	1,681
Viridian Equity LP	USA	18%	—	—	13,509	13,509	2,427
McKinney Project Equity LLC	USA	44%	—	—	41,153	41,153	18,004
THPAS Holdings JV-1 LLC	USA	11%	252	(3,169)	23,198	20,281	2,325
Remaining investments(2)	USA and Canada	7% - 22%	3,391	(676)	30,640	33,355	3,352
Total			$28,188	$(14,166)	$104,917	$118,939	$30,773

	For the year ended December 31, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$6,253	$(75)	$(1,676)	$4,502	$4,577
Viridian Equity LP	USA	18%	—	—	13,538	13,538	2,430
McKinney Project Equity LLC	USA	44%	—	—	9,588	9,588	4,128
THPAS Holdings JV-1 LLC	USA	11%	490	(2,852)	6,524	4,162	455
Remaining investments(2)	USA and Canada	7% - 22%	4,324	(3,524)	49,290	50,090	5,307
Total			$11,067	$(6,451)	$77,264	$81,880	$16,897
(1) Tricon's share of net income could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.
(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's investments in U.S. residential developments as at December 31, 2023.

Valuation methodology

The investments are measured at fair value (excluding THPAS Development JV-2 LLC) as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions. THPAS Development JV-2 LLC is measured at cost under the equity method and not recorded at fair value as the entity itself is not considered to be an investment entity.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

		December 31, 2023		December 31, 2022
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value	8.0% - 20.0%	18.1%	8.0% - 20.0%	17.7%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		Less than 1 - 8 years	5.9 years	1 - 10 years	7.2 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of fund equity investments. An increase in the discount rate will result in a decrease in the fair value of fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $7,372 and a decrease of 2.5% in the discount rate results in an increase in fair value of $8,341 (December 31, 2022 - ($9,445) and $10,629, respectively).

11.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2023			December 31, 2022
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 6)	$—	$—	$12,190,792	$—	$—	$11,445,659
Canadian development properties (Note 9)	—	—	169,763	—	—	136,413
Investments in U.S. residential developments (Note 10) (1)	—	—	140,792	—	—	130,270
Derivative financial instruments (Note 21)	—	7,380	—	—	10,358	—
	$—	$7,380	$12,501,347	$—	$10,358	$11,712,342
Liabilities
Derivative financial instruments (Note 21)	$—	$53,788	$—	$—	$51,158	$—
Limited partners' interests in single-family rental business (Note 26)	—	—	2,300,294	—	—	1,696,872
	$—	$53,788	$2,300,294	$—	$51,158	$1,696,872
(1) Excludes the Company's interest in THPAS Development JV-2 LLC, which is measured at cost under the equity method (Note 10).

There have been no transfers between levels for the year ended December 31, 2023.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

12.    AMOUNTS PAYABLE AND ACCRUED LIABILITIES

Amounts payable and accrued liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Trade payables and accrued liabilities	$44,480	$34,219
Accrued property taxes	59,650	52,936
AIP liability (Note 31)	10,599	10,327
Income taxes payable	693	11,650
Interest payable	26,510	24,731
Deferred income	618	801
Current portion of lease obligations (Note 27)	7,671	3,609
Total amounts payable and accrued liabilities	$150,221	$138,273

13.     GOODWILL

The goodwill recorded in the consolidated financial statements relates to the following groups of CGUs:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Johnson	$219	$219
Single-Family Rental (1)	29,507	29,507
Total goodwill	$29,726	$29,726
(1) Relates to the Tricon wholly-owned portfolio.

The Company performed its annual goodwill impairment testing associated with its Single-Family Rental CGU on December 31, 2023 by comparing the recoverable amount of the underlying properties that form the Company's wholly-owned portfolio (Note 6) and its carrying value, including the associated deferred tax liability balance. The recoverable amount was determined based on the fair value less costs of disposal of the CGU. Based on the assessment of the underlying assumptions used in fair valuation at the CGU level (Note 6), management concluded

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

that there was no impairment of goodwill as at December 31, 2023, as the recoverable value of the CGU exceeded its carrying value.

14.    INCOME TAXES

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022
Income tax (expense) recovery - current	$(2,240)	$33,959
Income tax expense - deferred	(25,899)	(189,179)
Income tax expense from continuing operations	$(28,139)	$(155,220)

Income tax expense from discontinued operations - current	$—	$(43,114)
Income tax recovery from discontinued operations - deferred	—	40,482
Income tax expense from discontinued operations	$—	$(2,632)

The tax on the Company’s income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022
Income before income taxes from continuing operations	$149,963	$934,594
Combined statutory federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	39,740	247,667
Non-taxable gains on investments	(1,310)	(1,739)
Non-taxable losses (gains) on derivative financial instruments	2,193	(38,058)
Foreign tax rate differential(1)	(6,862)	(52,151)
Other, including permanent differences(2)	(5,622)	(499)
Income tax expense from continuing operations	$28,139	$155,220
(1) The Company’s single-family rental business is subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon’s effective tax rate from the Canadian combined statutory income tax rate of 26.5%.
(2) Other permanent differences include $3,026 of adjustments related to prior tax returns filed as well as non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense.

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$84,787	$75,062
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$84,787	$75,062

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$629,090	$591,713
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$629,090	$591,713

Net deferred income tax liabilities	$544,303	$516,651

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of year	$516,651	$364,744
Charge to the statement of comprehensive income	25,899	148,697
Charge to equity	1,944	1,945
Other	(191)	1,265
Net deferred income tax liabilities, end of year	$544,303	$516,651

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2022	$—	$8,009	$9,091	$8,723	$43,926	$5,313	$75,062
Addition / (Reversal)	—	496	652	(3,148)	11,691	34	9,725
At December 31, 2023	$—	$8,505	$9,743	$5,575	$55,617	$5,347	$84,787

(in thousands of U.S. dollars)			Investments	Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2022			$1,505	$589,720	$488	$—	$591,713
Addition / (Reversal)			2,974	34,542	(139)	—	37,377
At December 31, 2023			$4,479	$624,262	$349	$—	$629,090

The Company believes it will have sufficient future income to realize the deferred income tax assets.

15.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Base rent	$662,412	$520,196
Other revenue(1)	45,403	39,840
Non-lease component	87,502	85,549
Total revenue from single-family rental properties	$795,317	$645,585
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.

16.    REVENUE FROM STRATEGIC CAPITAL SERVICES

The components of the Company’s revenue from strategic capital services (previously reported as revenue from private funds and advisory services) are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Asset management fees	$11,290	$12,431
Performance fees	10,359	110,330
Development fees	31,034	26,826
Property management fees	1,775	10,501
Total revenue from strategic capital services	$54,458	$160,088

17.    OTHER INCOME

Other income is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

The Shops of Summerhill commercial rental	$1,441	$2,212
Insurance recoveries	342	861
Interest income	5,642	—
Net operating loss from non-core homes	(6,907)	—
Gain on sale - Bryson MPC Holdings LLC	—	5,060
Income from Bryson - pre-sale	—	2,753
Total other income	$518	$10,886

18.    AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Rent receivables	$3,083	$3,581
Trade receivables	4,606	2,975
Income tax recoverable	1,843	4,138
Other receivables(1)	18,430	14,290
Total amounts receivable	$27,962	$24,984
(1) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

19.    DEBT

The following table presents a summary of the Company's outstanding debt as at December 31, 2023:

		December 31, 2023
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates(1)	Extension options(2)	Total facility	Outstanding balance
Term Loan (3), (4)	April 2024	SOFR+2.30%	0.50	% SOFR	4.25	% SOFR	6.55%	6 months	$296,256	$296,256
Warehouse credit facility 2022 (5)	January 2025	SOFR+1.95%	0.15	% SOFR	3.25	% SOFR	5.20%	N/A	200,000	153,302
Securitization debt 2018-1(3)	May 2025	3.96%	N/A		N/A		3.96%	N/A	282,726	282,726
Securitization debt 2020-2(3)	November 2027	1.94%	N/A		N/A		1.94%	N/A	406,364	406,364
Securitization debt 2023-2(14)	December 2028	5.09%	N/A		N/A		6.40%	N/A	360,188	360,188
Single-family rental wholly-owned properties borrowings									1,545,534	1,498,836
SFR JV-1 securitization debt 2019-1(3)	March 2026	3.12%	N/A		N/A		3.12%	N/A	331,292	331,292
SFR JV-1 securitization debt 2020-1(3)	July 2026	2.43%	N/A		N/A		2.43%	N/A	552,441	552,441
SFR JV-1 securitization debt 2021-1(3)	July 2026	2.57%	N/A		N/A		2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings									1,566,689	1,566,689
SFR JV-2 warehouse credit facility(12)	July 2024	SOFR+1.99%	0.10	% SOFR	3.25	% SOFR	5.24%	One year	18,618	18,618
SFR JV-2 term loan(3) (13)	October 2025	SOFR+2.10%	0.50	% SOFR	4.55	% SOFR	6.65%	Two one years	500,000	496,830
SFR JV-2 securitization debt 2022-1(3)	April 2027	4.32%	N/A		N/A		4.32%	N/A	530,171	530,171
SFR JV-2 securitization debt 2022-2(3)	July 2028	5.47%	N/A		N/A		5.47%	N/A	347,459	347,459
SFR JV-2 securitization debt 2023-1(3), (10)	July 2028	5.27%	N/A		N/A		5.86%	N/A	416,175	416,175
SFR JV-2 delayed draw term loan(3)	September 2028	5.39%	N/A		N/A		5.39%	N/A	194,480	194,480
Single-family rental JV-2 properties borrowings									2,006,903	2,003,733
SFR JV-HD warehouse credit facility(6)	May 2024	SOFR+2.00%	0.15	% SOFR	2.85	% SOFR	4.85%	One year	350,000	262,816
JV-HD term loan A(3),(7)	March 2028	5.96%	N/A		N/A		5.96%	N/A	150,000	150,000
JV-HD term loan B(3),(7)	March 2028	5.96%	N/A		N/A		5.96%	N/A	150,000	150,000
Single-family rental JV-HD properties borrowings									650,000	562,816
Single-family rental properties borrowings							4.48%		5,769,126	5,632,074
The Shops of Summerhill mortgage	October 2025	5.58%	N/A		N/A		5.58%	N/A	16,224	16,224
Construction facility(8), (15)	June 2026	Prime+1.25%	N/A		N/A		8.32%	One year	173,903	28,777
Canadian development properties borrowings							7.33%		190,127	45,001
Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	12,624	12,624
Corporate credit facility(9), (11)	June 2025	SOFR+3.07%	N/A		N/A		8.46%	N/A	500,000	170,000
Corporate borrowings							8.17%		512,624	182,624
										$5,859,699
Transaction costs (net of amortization)										(50,173)
Debt discount (net of amortization)										(31,526)
Total debt							4.62%		$6,471,877	$5,778,000

Current portion of long-term debt(2)										$309,116
Long-term debt										$5,468,884

Fixed-rate debt - principal value							4.05%			$4,433,100
Floating-rate debt - principal value							6.37%			$1,426,599
(1) The effective interest rate is determined using the ending consolidated debt balances as at December 31, 2023 and the average of the applicable reference rates for the year ended December 31, 2023. The effective interest rate using the average debt balances and the average of the applicable reference rates for the year ended December 31, 2023 is 4.23%.
(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 31,400 single-family rental homes.
(4) On July 27, 2023, the Company amended the loan agreement to extend the maturity of the term loan by six months to April 2024 (with the option to extend for another six months to October 2024) and increased the commitment value by $100,000 with an interest rate cap of 4.25% SOFR. The coupon rate remains unchanged. The amendment resulted in the extinguishment of the original liability and the recognition of a gain on debt extinguishment of $1,326 in the consolidated statements of comprehensive income. A new liability was recognized, reflecting the amended terms. On October 24, 2023, the Company purchased a new interest rate cap on this facility at 4.25% of SOFR.
(5) On September 22, 2023, the Company amended the loan agreement in respect of the Warehouse credit facility 2022 to increase the commitment value by $50,000 to $100,000. The coupon rate also changed from SOFR+1.85% to SOFR+1.95%. On December 11, 2023, the Company amended the loan agreement again to increase the commitment value by $100,000 to $200,000 and extended the maturity of the facility by one year to January 1, 2025 with the coupon rate unchanged.
(6) On May 11, 2023, SFR JV-HD amended its warehouse facility agreement to decrease the commitment value by $140,000 to $350,000 and increase the interest rate cap to 2.85% of SOFR. The maturity date and the extension option remained unchanged.
(7) On March 10, 2023, SFR JV-HD entered into two new term loan facilities, each with a total commitment of $150,000, a term to maturity of five years and a fixed interest rate of 5.96%. These facilities are secured by pools of 707 and 696 single-family rental properties. The loan proceeds were primarily used to pay down existing short-term SFR JV-HD debt and to fund the acquisition of rental homes.
(8) The construction facility is secured by the land under development at The James (Scrivener Square).
(9) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company designated $35,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at December 31, 2023, the letters of credit outstanding totaled $13,962 (C$18,467).
(10) On July 11, 2023, SFR JV-2 entered into a new securitized loan facility with a total commitment of $416,430, a term to maturity of five years and a weighted average fixed interest rate of 5.27%. The securitization involved the issuance of five classes of fixed-rate pass-through certificates at a discount of $12,160 to the stated face value, resulting in an effective interest rate of 5.86%. This facility is secured by a pool of 2,115 single-family rental properties. The loan proceeds were primarily used to pay down the existing short-term SFR JV-2 variable-rate debt.
(11) On September 15, 2023, the margin on the corporate facility was reduced by 3 basis points from 3.10% to 3.07%.
(12) On August 1, 2023, the interest rate cap on the SFR JV-2 Warehouse Credit facility expired and was not renewed. On November 30, 2023, SFR JV-2 amended the loan agreement on this facility to reduce the commitment value from $134,456 to $18,618 and purchased a new interest rate cap at 3.25% of SOFR, effective December 1, 2023.
(13) On October 4, 2023, SFR JV-2 purchased a new interest rate cap on the SFR JV-2 term loan at 4.55% of SOFR.
(14) On November 29, 2023, the Company entered into a new securitized loan facility with a total commitment of $360,188, a term to maturity of five years and an effective interest rate of 6.40%. This facility is secured by a pool of 1,685 single-family rental properties. The loan proceeds were primarily used to pay down the existing Securitization debt 2017-2 fixed-rate debt.
(15) The extension option on this facility is subject to the lender's discretion.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

		December 31, 2022
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates	Extension options	Total facility	Outstanding balance

Term loan	October 2023	SOFR+2.30%	0.50	% SOFR	5.50	% SOFR	4.21%	One year	$220,499	$220,499
Securitization debt 2017-2	January 2024	3.68%	N/A		N/A		3.68%	N/A	345,620	345,620
Warehouse credit facility 2022	January 2024	SOFR+1.85%	0.15	% SOFR	3.25	% SOFR	3.72%	One year	50,000	—
Securitization debt 2018-1	May 2025	3.96%	N/A		N/A		3.96%	N/A	302,699	302,699
Securitization debt 2020-2	November 2027	1.94%	N/A		N/A		1.94%	N/A	425,720	425,720
Single-family rental wholly-owned properties borrowings									1,344,538	1,294,538
SFR JV-1 securitization debt 2019-1	March 2026	3.12%	N/A		N/A		3.12%	N/A	332,263	332,263
SFR JV-1 securitization debt 2020-1	July 2026	2.43%	N/A		N/A		2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1	July 2026	2.57%	N/A		N/A		2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings									1,568,101	1,568,101
SFR JV-2 subscription facility	July 2023	SOFR+2.00%	0.15	% SOFR	N/A		3.88%	One year	410,000	409,000
SFR JV-2 warehouse credit facility	July 2024	SOFR+1.99%	0.10	% SOFR	3.25	% SOFR	3.87%	One year	700,000	392,551
SFR JV-2 term loan	October 2025	SOFR+2.10%	0.50	% SOFR	4.55	% SOFR	5.98%	Two one years	500,000	390,671
SFR JV-2 securitization debt 2022-1	April 2027	4.32%	N/A		N/A		4.32%	N/A	530,387	530,387
SFR JV-2 securitization debt 2022-2	July 2028	5.47%	N/A		N/A		5.47%	N/A	347,772	347,772
SFR JV-2 delayed draw term loan	September 2028	5.39%	N/A		N/A		5.39%	N/A	200,000	194,685
Single-family rental JV-2 properties borrowings									2,688,159	2,265,066
SFR JV-HD subscription facility	May 2023	SOFR+2.00%	0.15	% SOFR	N/A		3.88%	One year	130,000	127,000
SFR JV-HD warehouse credit facility	May 2024	SOFR+2.00%	0.15	% SOFR	2.60	% SOFR	3.81%	One year	490,000	489,720
Single-family rental JV-HD properties borrowings									620,000	616,720
Single-family rental properties borrowings							3.73%		6,220,798	5,744,425
The Shops of Summerhill mortgage	October 2025	5.58%	N/A		N/A		5.58%	N/A	16,063	16,063
Construction facility	June 2026	Prime+1.25%	N/A		N/A		4.12%	One year	169,809	5,032
Canadian development properties borrowings							5.23%		185,872	21,095
Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	12,717	12,717
Corporate credit facility	June 2025	SOFR+3.10%	N/A		N/A		4.60%	N/A	500,000	—
Corporate borrowings							4.30%		512,717	12,717
										$5,778,237
Transaction costs (net of amortization)										(49,404)
Debt discount (net of amortization)										(649)
Total debt							3.73%		$6,919,387	$5,728,184

Current portion of long-term debt										$757,135
Long-term debt										$4,971,049

Fixed-rate debt - principal value							3.43%			$3,743,764
Floating-rate debt - principal value							4.30%			$2,034,473

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2024	$296,256	$236	$12,624	$309,116
2025	717,462	15,988	170,000	903,450
2026	2,063,519	28,777	—	2,092,296
2027	936,535	—	—	936,535
2028 and thereafter	1,618,302	—	—	1,618,302
	5,632,074	45,001	182,624	5,859,699
Transaction costs (net of amortization)				(50,173)
Debt discount (net of amortization)				(31,526)
Total debt				$5,778,000

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at December 31, 2023.

	December 31, 2023
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2018-1	281,393	282,530
Securitization debt 2020-2	365,928	402,039
SFR JV-1 securitization debt 2019-1	318,730	328,498
SFR JV-1 securitization debt 2020-1	520,270	548,021
SFR JV-1 securitization debt 2021-1	629,865	677,167
SFR JV-2 securitization debt 2022-1	509,276	524,460
SFR JV-2 securitization debt 2022-2	346,439	342,788
SFR JV-2 securitization debt 2023-1	415,281	398,278
Securitization debt 2023-2	354,406	333,310
JV-2 delayed draw term loan	188,655	193,256
JV-HD term loan A	148,966	148,954
JV-HD term loan B	148,966	148,954
The Shops of Summerhill mortgage	16,079	16,162
Corporate office mortgages	12,384	12,624
Total	$4,256,638	$4,357,041

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

20.    DUE TO AFFILIATE

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the “Affiliate” or “LLC”) entered into subscription agreements with each investor in a syndicate of investors (the “Investors”), pursuant to which the Investors subscribed for Preferred Units of the Affiliate (the “Preferred Units”) for an aggregate subscription price of $300,000 (the “PIPE Transaction”). The PIPE Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the PIPE Transaction (together with the subscription agreements, the “Transaction Documents”).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transaction – between Tricon and Investors

Pursuant to the Transaction Documents, holders of Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the “Exchange Right”) at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents (the “Exchange Price”), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the PIPE Transaction (“Closing”), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

The Affiliate has the right to force the exchange (the “Forced Exchange Right”) of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon’s shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). These exchange rights are classified as a derivative financial instrument (Note 21). The Affiliate also has the right to redeem the Preferred Units (“Redemption Right”) at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

During the year ended December 31, 2023, there were no exchanges of Preferred Units to common shares (2022 - 4,675 Preferred Units were exchanged for 554,832 common shares).

On February 9, 2024, following the announcement of the Arrangement Agreement (Note 40), BCORE Preferred Holdco LLC ("BREIT Shareholder"), a subsidiary of BREIT, exercised its exchange rights under the Transaction Documents, resulting in the exchange of 180,000 Preferred Units and the accrued dividend on these units for 21,308,382 common shares of the Company at $8.50 per share. This exchange resulted in a reduction of $180,000 in the Affiliate's preferred unit liability and the Company's corresponding promissory note owed to the Affiliate.

On February 27, 2024, the Company exchanged an additional 15,000 Preferred Units pursuant to the exercise by another holder of Preferred Units of exchange rights under the Transaction Documents for 1,780,773 common shares of the Company at $8.50 per share. This exchange resulted in a reduction of $15,000 in the Affiliate's preferred unit liability and the Company's corresponding promissory note owed to the Affiliate.

As of the date hereof, 100,325 Preferred Units remain outstanding and subject to the terms of the Transaction Documents; the Affiliate has a preferred unit liability of $100,325 ($295,325 as of December 31, 2023) and holds a promissory note receivable from Tricon amounting to $100,325 ($295,325 as of December 31, 2023).

Promissory note – between Tricon entities

In connection with the PIPE Transaction, the Company borrowed the subscription proceeds of $295,325 from the Affiliate. This indebtedness, which is evidenced by a promissory note (the “Promissory Note” or “Due to Affiliate”), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described above.

The Promissory Note contains mandatory prepayment provisions (“Mandatory Prepayment”) applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note and classified as a derivative financial instrument (Note 21).

The Promissory Note payable to Tricon PIPE LLC is initially measured at fair value, less transaction costs, and subsequently measured at amortized cost using the effective interest rate method. During the year ended

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

December 31, 2023, the Company recorded interest expense of $22,579 (2022 - $22,159), including accretion expense of $5,598 (2022 - $5,137) with respect to the amortization of transaction costs and the discount.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Principal amount outstanding	$295,325	$295,325
Less: Discount and transaction costs (net of amortization)	(32,903)	(38,501)
Due to Affiliate	$262,422	$256,824

The fair value of the Promissory Note was $261,700 as of December 31, 2023 (2022 - $225,314). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity, as discussed in Note 3.

As of December 31, 2023, the LLC has a preferred unit liability of $295,325 (2022 - $295,325) and a Promissory Note receivable of $295,325 (2022 - $295,325). During the year ended December 31, 2023, the Affiliate earned interest income of $16,981 (2022 - $17,022) from the Company and recognized dividends declared of $16,981 (2022 - $17,022).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the Promissory Note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the year ended December 31, 2023 (2022 - nil).

21.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains a mandatory prepayment option that is intermingled with other options in connection with the preferred units issued by Tricon PIPE LLC (including exchange and redemption rights), as exercising the mandatory prepayment option effectively terminates the other options. Although the exchange and redemption rights exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	December 31, 2023	December 31, 2022
Risk-free rate (1)	4.53%	4.46%
Implied volatility (2)	28.98%	36.53%
Dividend yield (3)	2.55%	3.01%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity, which are estimates based on traded options expiring in the future, and adjusted by the volatility of USD/CAD exchange rates and correlation between USD/CAD exchange rate and the Company's shares.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

	Exchange/prepayment options	Interest rate caps(1)	Total
(in thousands of U.S. dollars)

For the year ended December 31, 2023
Derivative financial (liabilities) assets, beginning of year	$(51,158)	$10,358	$(40,800)
Addition of interest rate caps	—	14,477	14,477
Fair value loss	(2,630)	(17,455)	(20,085)
Derivative financial instruments - end of year	$(53,788)	$7,380	$(46,408)

For the year ended December 31, 2022
Derivative financial (liabilities) assets, beginning of year	$(230,305)	$363	$(229,942)
Derivative financial instruments exchanged into common shares of the Company	3,299	—	3,299
Addition of interest rate caps	—	1,034	1,034
Fair value gain	175,848	8,961	184,809
Derivative financial instruments - end of year	$(51,158)	$10,358	$(40,800)
(1) For the year ended December 31, 2023, the Company received proceeds of $17,661 related to in-the-money interest rate caps. These proceeds were recognized as realized gain on derivative financial instruments in the consolidated statements of comprehensive income.

For the year ended December 31, 2023, there was a fair value loss on the Due to Affiliate of $2,630 (2022 - fair value gain of $175,848). The fair value loss on the derivatives was primarily driven by an increase in Tricon's share price, on a USD-converted basis, which served to increase the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

22.    INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Term loan	$15,622	$6,729
Securitization debt 2017-2(1)	11,421	13,080
Warehouse credit facility 2022	2,383	226
Securitization debt 2018-1	11,810	12,252
Securitization debt 2020-2	8,228	8,478
Securitization debt 2023-2	51	—
SFR JV-1 securitization debt 2019-1	10,417	10,439
SFR JV-1 securitization debt 2020-1	13,534	13,540
SFR JV-1 securitization debt 2021-1	17,660	17,659
SFR JV-2 subscription facility(1)	11,985	15,517
SFR JV-2 warehouse credit facility	24,525	20,221
SFR JV-2 term loan	29,665	4,929
SFR JV-2 securitization debt 2022-1	23,008	16,868
SFR JV-2 securitization debt 2022-2	19,105	9,284
SFR JV-2 securitization debt 2023-1	10,467	—
SFR JV-2 delayed draw term loan	10,882	3,431
SFR JV-HD subscription facility(1)	2,299	4,498
SFR JV-HD warehouse credit facility	22,527	13,165
JV-HD term loan A	7,418	—
JV-HD term loan B	7,418	—
Single-family rental interest expense	260,425	170,316

The Shops of Summerhill mortgage	881	531
Canadian development properties interest expense(2)	881	531

Corporate office mortgages	472	460
Corporate credit facility	13,233	6,319
Corporate interest expense	13,705	6,779

Amortization of financing costs	16,977	13,367
Amortization of debt discounts	6,262	4,749
Interest on Due to Affiliate	16,981	17,022
Interest on lease obligation	1,242	1,168
Total interest expense	316,473	$213,932
(1) These facilities were fully repaid during year ended December 31, 2023.
(2) Canadian development properties capitalized $1,525 of interest for the year ended December 31, 2023 (2022 - $445).

23.    DIRECT OPERATING EXPENSES

The Company's expenses are comprised of direct operating expenses for rental properties, compensation, general and administration, interest and depreciation and amortization. Direct operating expenses for rental properties include all attributable expenses incurred at the property level.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Property taxes	$131,217	$100,122
Repairs and maintenance	30,849	29,006
Turnover	10,944	7,829
Property management expenses	50,154	41,404
Property insurance	8,988	7,544
Marketing and leasing	2,300	2,554
Homeowners' association (HOA) costs	13,855	9,933
Other direct expense(1)	13,629	10,697
Direct operating expenses	$261,936	$209,089
(1) Other direct expense includes property utilities and other property operating costs.
24.    INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Placement fees	$1,564	$2,189
Customer relationship intangible	1,673	2,187
Contractual development fees	1,941	2,717
Intangible assets	$5,178	$7,093

Intangible assets represent future management fees, development fees and commissions that Tricon expects to receive over the life of the assets and Investment Vehicles that the Company manages. They are amortized over the estimated periods that the Company expects to collect these fees, which range from two to thirteen years. Amortization expense for the year ended December 31, 2023 was $1,915 (2022 - $2,231).

(in thousands of U.S. dollars)
For the year ended December 31, 2023	Opening	Additions	Amortization expense	Translation adjustment	Ending

Placement fees	$2,189	$—	$(625)	$—	$1,564
Customer relationship intangible	2,187	—	(514)	—	1,673
Contractual development fees	2,717	—	(776)	—	1,941
Intangible assets	$7,093	$—	$(1,915)	$—	$5,178

(in thousands of U.S. dollars)
For the year ended December 31, 2022	Opening	Additions	Amortization expense	Translation adjustment	Ending

Placement fees	$2,814	$—	$(625)	$—	$2,189
Customer relationship intangible	2,701	—	(514)	—	2,187
Contractual development fees	3,809	—	(1,092)	—	2,717
Intangible assets	$9,324	$—	$(2,231)	$—	$7,093

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

25.    OTHER ASSETS

The other assets are as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Building	$34,177	$32,912
Furniture, computer and office equipment (1)	6,397	6,429
Right-of-use assets	35,109	28,750
Leasehold improvements	9,711	10,156
Software assets (1)	22,497	15,199
Vehicles and other	2,889	3,406
Other assets	$110,780	$96,852
(1) The comparative period has been reclassified to conform with the current period presentation. Software assets of $14,098 that were previously presented as part of furniture, computer and office equipment, as well as property-related systems software of $1,101, have been reclassified to software assets.

(in thousands of U.S. dollars)
For the year ended December 31, 2023	Opening (1)	Additions (Dispositions) (2)	Depreciation expense	Translation adjustment	Ending

Building	$32,912	$1,510	$(1,030)	$785	$34,177
Furniture, computer and office equipment	6,429	2,727	(2,824)	65	6,397
Right-of-use assets (3),(4)	28,750	11,873	(5,514)	—	35,109
Leasehold improvements	10,156	1,097	(1,542)	—	9,711
Software assets	15,199	11,700	(4,452)	50	22,497
Vehicles and other	3,406	—	(517)	—	2,889
Other assets	$96,852	$28,907	$(15,879)	$900	$110,780
(1) The opening balances have been reclassified to conform with the current period presentation. Software assets of $14,098 that were previously presented as part of furniture, computer and office equipment, as well as property-related systems software of $1,101, have been reclassified to software assets. There was no impact to depreciation expense as a result of this reclassification.
(2) For the year ended December 31, 2023, additions are presented net of dispositions totaling $381.
(3) Right-of-use assets include leased space in office buildings with a carrying value of $25,579 and maintenance vehicles with a carrying value of $9,530.
(4) On December 20, 2022, the Company entered into an amendment to lease an additional 16,636 square feet of office space at the existing office location in Tustin, California. The Company recognized the right-of-use asset and the corresponding lease obligation on commencement of the lease term on August 16, 2023.

(in thousands of U.S. dollars)
For the year ended December 31, 2022	Opening	Additions (Dispositions) (1)	Depreciation expense	Translation adjustment	Ending

Building	$31,710	$4,126	$(718)	$(2,206)	$32,912
Furniture, computer and office equipment (3)	5,864	3,443	(2,720)	(158)	6,429
Right-of-use assets (2)	28,269	4,944	(4,463)	—	28,750
Leasehold improvements	8,249	3,090	(1,183)	—	10,156
Software assets (3)	10,012	9,772	(4,188)	(397)	15,199
Vehicles	645	2,866	(105)	—	3,406
Other assets	$84,749	$28,241	$(13,377)	$(2,761)	$96,852
(1) For the year ended December 31, 2022, additions are presented net of dispositions totaling $315.
(2) Right-of-use assets include leased space in office buildings with a carrying value of $23,200 and maintenance vehicles with a carrying value of $5,368. The remaining balance of right-of use assets relates to office equipment.
(3) The comparative period has been reclassified to conform with the current period presentation. Software assets that were previously presented as part of furniture, computer and office equipment, as well as property-related systems software, have been reclassified to software assets. There was no impact to total depreciation expense as a result of the presentation change.

Depreciation expense for the year ended December 31, 2023 was $15,879 (2022 - $13,377).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

26.    LIMITED PARTNERS' INTERESTS IN SINGLE-FAMILY RENTAL BUSINESS

Third-party ownership interests in single-family joint ventures are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners' interests in single-family rental business represent a 68% interest in the net assets of the underlying joint ventures.

The following table presents the changes in the limited partners' interests in single-family rental business balance for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Balance, beginning of year	$1,696,872	$947,452
Contributions	494,995	489,387
Distributions	(37,070)	(37,348)
Net change in fair value of limited partners’ interests in single-family rental business	145,497	297,381
Balance, end of year	$2,300,294	$1,696,872

The net change in fair value of limited partners' interests in single-family rental business of $145,497 for the year ended December 31, 2023 (2022 - $297,381) represents only unrealized fair value changes driven by increases in the net assets of SFR JV-1, SFR JV-HD and SFR JV-2 and is linked to fair value changes of the rental properties. If the fair value of rental properties increased or decreased by 2.0%, the impact on the limited partners' interests in single-family rental business at December 31, 2023 would be $100,983 and ($100,983), respectively (December 31, 2022 - $92,956 and ($92,956)).

27.    OTHER LIABILITIES

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 15 leases for office space with fixed lease terms ranging from one to eight years remaining, along with 390 maintenance vehicles under five-year leases in connection with its property management operations.

The carrying value of the Company's lease obligations is as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Balance, beginning of year	$33,644	$30,792
Addition of lease obligation(1)	11,884	4,619
Interest expense	1,489	1,303
Cash payments	(5,848)	(3,070)
Balance, end of year	$41,169	$33,644

Current portion of lease obligations (Note 12)	$7,671	$3,609
Non-current portion of lease obligations	$33,498	$30,035
(1) The additions included $6,615 (2022 - $1,815) from new maintenance vehicle leases and $5,253 (2022 - $2,681) from new office leases, which commenced during the year ended December 31, 2023.

As at December 31, 2023, the carrying value of the Company's lease obligations was $41,169 (December 31, 2022 - $33,644) and the carrying value of the right-of-use assets was $35,109 (December 31, 2022 - $28,750). During the year ended December 31, 2023, the Company incurred depreciation expense of $5,514 (2022 - $4,463) on the right-of-use assets.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)
2024	$8,197
2025	7,508
2026	7,139
2027	6,369
2028	4,917
2029 and thereafter	14,402
Minimum lease payments obligation	48,532
Imputed interest included in minimum lease payments	(7,363)
Lease obligations	$41,169

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

28.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share	Total dividend amount	Dividend reinvestment plan ("DRIP")

February 28, 2023	March 31, 2023	April 17, 2023	272,598,588	$0.058	$15,811	$1,131
May 9, 2023	June 30, 2023	July 17, 2023	272,803,985	0.058	15,823	1,142
August 8, 2023	September 30, 2023	October 16, 2023	272,993,974	0.058	15,834	1,125
November 7, 2023	December 31, 2023	January 15, 2024	273,385,554	0.058	15,856	1,280
					$63,324	$4,678

March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$0.058	$15,868	$984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
August 9, 2022	September 30, 2022	October 17, 2022	273,760,820	0.058	15,878	472
November 8, 2022	December 31, 2022	January 15, 2023	273,464,780	0.058	15,861	1,042
					$63,479	$3,465

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the year ended December 31, 2023, 554,906 common shares were issued under the DRIP (2022 - 323,048) for a total amount of $4,440 (2022 - $3,995).

As part of the Go-Private Transaction, Tricon intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the DRIP will be suspended. Tricon intends to continue paying quarterly distributions on the Preferred Units in accordance with the terms of the Transaction Documents. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its DRIP (Note 40).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

29.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of December 31, 2023, there were 273,385,554 common shares issued by the Company (December 31, 2022 - 273,464,780), of which 272,637,823 were outstanding (December 31, 2022 - 272,840,692) and 747,731 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2022 - 624,088) (Note 31).

	December 31, 2023		December 31, 2022
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	272,840,692	$2,124,618	272,176,046	$2,114,783
Normal course issuer bid (NCIB)(1)	(1,048,680)	(7,112)	(677,666)	(4,580)
Shares issued under DRIP (2)	554,906	4,440	323,048	3,995
Stock-based compensation exercised (3)	414,548	1,958	491,341	2,655
Preferred units exchanged (Note 20)	—	—	554,832	8,015
Shares repurchased and reserved for restricted share awards (4)	(123,643)	(1,074)	(26,909)	(250)
Ending balance	272,637,823	$2,122,830	272,840,692	$2,124,618
(1) On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange ("NYSE") and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the year ended December 31, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8,749, which reduced share capital and retained earnings by $7,112 and $1,637, respectively. Common shares that were purchased under the NCIB were cancelled by the Company.
(2) In 2023, 554,906 common shares were issued under the DRIP at an average price of $8.00 per share.
(3) In 2023, 414,548 common shares were issued upon the exercise of 356,941 vested deferred share units ("DSUs") and 57,607 vested stock options.
(4) In 2023, 123,643 common shares were reserved at $8.69 per share in order to settle restricted share awards granted to employees in 2023 and DRIP with respect to restricted share awards granted in prior years.

30.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2023	2022

Net income from continuing operations	$121,824	$779,374
Non-controlling interest	7,634	5,539
Net income attributable to shareholders of Tricon from continuing operations	114,190	773,835
Net income attributable to shareholders of Tricon from discontinued operations	—	35,106
Net income attributable to shareholders of Tricon	$114,190	$808,941

Weighted average number of common shares outstanding	272,320,337	272,972,697
Adjustments for vested units	1,337,114	1,510,567
Weighted average number of common shares outstanding for basic earnings per share	273,657,451	274,483,264

Basic earnings per share
Continuing operations	$0.42	$2.82
Discontinued operations	—	0.13
Basic earnings per share	$0.42	$2.95

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 31), restricted shares (Note 29), deferred share units (Note 31) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 20). For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the year ended December 31, 2023, the Company’s stock compensation plans resulted in 1,886,348 dilutive share units (2022 - 1,790,235), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price for the period. Unvested restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

Preferred units issued by the Affiliate

For the year ended December 31, 2023, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 20) was anti-dilutive, as the associated interest expense, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the year ended December 31, 2023, the impact of the preferred units was excluded (2022 - included).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2023	2022

Net income attributable to shareholders of Tricon from continuing operations	$114,190	$773,835
Adjustment for preferred units interest expense - net of tax	—	18,410
Fair value gain on exchange and prepayment options of preferred units	—	(175,848)
Adjusted net income attributable to shareholders of Tricon from continuing operations	114,190	616,397
Net income attributable to shareholders of Tricon from discontinued operations	—	35,106
Adjusted net income attributable to shareholders of Tricon	$114,190	$651,503

Weighted average number of common shares outstanding	273,657,451	274,483,264
Adjustments for stock compensation	1,886,348	1,790,235
Adjustments for preferred units	—	34,826,994
Weighted average number of common shares outstanding for diluted earnings per share	275,543,799	311,100,493

Diluted earnings per share
Continuing operations	$0.41	$1.98
Discontinued operations	—	0.11
Diluted earnings per share	$0.41	$2.09

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

31.    COMPENSATION EXPENSE

The breakdown of compensation expense, including the annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”) related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives.

Compensation expense is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Salaries and benefits	$53,672	$55,040
Annual incentive plan ("AIP")	28,702	27,201
Long-term incentive plan ("LTIP")	6,969	17,015
Total compensation expense	$89,343	$99,256

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Annual incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Cash-based	$12,519	$20,307
Equity-based	16,183	6,894
Total AIP expense	$28,702	$27,201

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards are made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company.

Cash-based AIP expense

For the year ended December 31, 2023, the Company recognized $12,519 in cash-based AIP expense (2022 - $20,307), of which $12,383 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2023.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Balance, beginning of year	$3,697	$73
AIP expense	12,519	20,307
Payments	(14,213)	(16,186)
Translation adjustment	170	(497)
Balance, end of year	$2,173	$3,697

Equity-based AIP expense

The transactions contemplated by the Arrangement Agreement (collectively, the "Go-Private Transaction") will result in an acceleration in vesting of all of the Company's outstanding equity-based compensation. Furthermore, pursuant to the plan of arrangement contemplated under the Arrangement Agreement, all of the Company's outstanding

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

equity-based compensation will be settled in cash. Consequently, the Go-Private Transaction will result in a change in the vesting period for the equity-based compensation, and the amortization of equity-based compensation issued before December 31, 2023 will be accelerated in accordance with the modification rule outlined in IFRS 2, Share-based Payments.

For the year ended December 31, 2023, the Company recorded $16,183 in equity-based AIP expense (2022 - $6,894), of which $5,421 (2022 - $3,234) relates to current-year entitlements and $10,762 (2022 - $3,660) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date, as the total liability amount is dependent on the Company's share price. The total equity-based AIP expense of $16,183 includes the effect of $4,470 resulting from the accelerated vesting as of December 31, 2023 noted above.

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Balance, beginning of year	$6,630	$12,064
PSU expense	5,690	1,889
Payments	(4,010)	(7,061)
Translation adjustment	116	(262)
Balance, end of year	$8,426	$6,630

Long-term incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Cash-based	$6,969	$16,635
Equity-based	—	380
Total LTIP expense	$6,969	$17,015

Cash-based LTIP expense

A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of the underlying investments, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions.

For the year ended December 31, 2023, the Company increased its accrual related to cash-component LTIP by $6,969 (2022 - increase of $16,635) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Balance, beginning of year	$25,244	$21,431
LTIP expense	6,969	16,635
Payments	(4,432)	(11,685)
Translation adjustment	368	(1,137)
Balance, end of year	$28,149	$25,244

Equity-based LTIP expense

For the year ended December 31, 2023, the Company recorded no equity-based LTIP expense (2022 - $380) related to DSUs granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) was paid in DSUs vesting in equal tranches over a three- to five-year period commencing

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

on the anniversary date of each grant in past years. The LTIP was amended in 2022 to provide that this expense would be settled in cash only going forward.

Stock option plan

For the year ended December 31, 2023, the Company recorded a stock option expense under the AIP of $2,239 (2022 - $275).

The following tables summarize the movement in the stock option plan during the years ended December 31, 2023 and December 31, 2022.

	TSX		NYSE
For the year ended December 31, 2023	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	3,443,770	$10.61	395,953	$8.54
Granted	112,000	11.27	—	—
Exercised	(225,000)	8.85	—	—
Cancelled	(95,000)	10.81	—	—
Ending balance - outstanding	3,235,770	$10.75	395,953	$8.54

	TSX		NYSE
For the year ended December 31, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	1,985,563	$10.45	31,764	$14.67
Granted	1,466,541	10.81	364,189	8.00
Exercised	(8,334)	9.81	—	—
Ending balance - outstanding	3,443,770	$10.61	395,953	$8.54

The following table presents the inputs used to value the stock options granted in 2023 and 2022:

For the year ended December 31	2023		2022
	TSX	NYSE	TSX	NYSE
Risk-free interest rate (%)	3.53	—	2.86	3.58
Expected option life (years)	5.18	—	5.16	5.15
Expected volatility (%)	28.13	—	27.70	27.70

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table summarizes the stock options outstanding as at December 31, 2023:

		December 31, 2023
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023(1)	325,000	325,000	$8.85	$—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	401,959	401,959	9.81	—
December 15, 2020	December 15, 2027	199,380	199,380	11.50	—
December 15, 2021	December 15, 2028	25,890	19,935	18.85	—
December 15, 2021	December 15, 2028	31,764	18,501	—	14.67
December 15, 2022	December 15, 2029	1,371,541	496,832	10.81	—
December 15, 2022	December 15, 2029	364,189	76,725	—	8.00
March 6, 2023	March 6, 2030	112,000	—	11.27	—
Total		3,631,723	2,338,332	$10.75	$8.54
(1) The Company has been under a trading blackout under its disclosure and insider trading policy since prior to the expiry date of these stock options. The provisions of the stock option plan automatically extend this expiry date until after the Company comes out of blackout.

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Amounts payable and accrued liabilities(1)	$10,599	$10,327
Equity - contributed surplus	24,909	15,784
Total AIP	$35,508	$26,111
(1) This balance includes outstanding PSU liability of $8,426 (2022 - $6,630) and cash-based AIP liability of $2,173 (2022 - $3,697).

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
LTIP - liability	$28,149	$25,244
Equity - contributed surplus	3,591	5,685
Total LTIP	$31,740	$30,929

32.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the years ended December 31, 2023 and December 31, 2022:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Balance, beginning of year	$39,893	$48,358
Contributions from equity holders	10	971
Performance fees expense	2,550	35,854
Payments	(271)	(44,867)
Translation adjustment	188	(423)
Balance, end of year	$42,370	$39,893

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

For the year ended December 31, 2023, the Company recorded $91,893 (2022 - $135,110) in connection with employment-related costs, including compensation expense (Note 31) and performance fees expense.

33.    SEGMENTED INFORMATION

In accordance with IFRS 8, Operating Segments ("IFRS 8"), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and income of each operating segment.

Tricon is comprised of three operating segments and four reportable segments. The Company's corporate office provides support functions, and therefore, it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary.

These four reportable segments have been determined by the Company’s chief operating decision-makers.

•Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt.

•Adjacent Businesses includes owning, designing, developing and operating premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company's equity-accounted Canadian residential development and multi-family rental activities are included in this segment. The segment also includes Tricon’s investments in U.S. residential developments. Effective October 18, 2022, Tricon completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio and income from equity-accounted investments in U.S. multi-family rental properties has been classified as discontinued operations (Note 5).

•Strategic Capital business (previously reported as Private Funds and Advisory) includes providing asset management, property management and development management services. The Company’s asset management services are provided to Investment Vehicles that own the single-family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the United States and Canada.

•Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company's operating segments are allocated to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities.

Direct property-level operating expenses are included in the net operating income of the single-family rental business.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the year ended December 31, 2023, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $93,319 (2022 - $114,490), development revenues earned from consolidated entities totaling $1,445 (2022 - $1,500) and asset management revenues earned from consolidated entities totaling $9,249 (2022 - $10,035), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars)
For the year ended December 31, 2023	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1)(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$795,317	$—	$—	$—	$795,317
Direct operating expenses	(261,936)	—	—	—	(261,936)
Net operating income from single-family rental properties	533,381	—	—	—	533,381

Revenue from strategic capital services	—	—	54,458	—	54,458

Income from equity-accounted investments in multi-family rental properties	—	5,297	—	—	5,297
Income from equity-accounted investments in Canadian residential developments	—	4,348	—	—	4,348
Other income (expense)	342	1,441	—	(1,265)	518
Income from investments in U.S. residential developments	—	30,773	—	—	30,773
Compensation expense	—	—	—	(89,343)	(89,343)
Performance fees expense	—	—	—	(2,550)	(2,550)
General and administration expense	—	—	—	(86,502)	(86,502)
Gain on debt modification and extinguishment	—	—	—	1,326	1,326
Transaction costs	—	—	—	(16,632)	(16,632)
Interest expense	—	—	—	(316,473)	(316,473)
Fair value gain on rental properties	—	—	—	210,936	210,936
Realized and unrealized loss on derivative financial instruments	—	—	—	(2,424)	(2,424)
Amortization and depreciation expense	—	—	—	(17,794)	(17,794)
Realized and unrealized foreign exchange loss	—	—	—	(13,859)	(13,859)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(145,497)	(145,497)
Income tax expense	—	—	—	(28,139)	(28,139)
Segment net income (loss)	$533,723	$41,859	$54,458	$(508,216)	$121,824
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the year ended December 31, 2022	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1)(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$645,585	$—	$—	$—	$645,585
Direct operating expenses	(209,089)	—	—	—	(209,089)
Net operating income from single-family rental properties	436,496	—	—	—	436,496

Revenue from strategic capital services	—	—	160,088	—	160,088

Income from equity-accounted investments in multi-family rental properties	—	1,550	—	—	1,550
Income from equity-accounted investments in Canadian residential developments	—	11,198	—	—	11,198
Other income	1,405	1,668	—	7,813	10,886
Income from investments in U.S. residential developments	—	16,897	—	—	16,897
Compensation expense	—	—	—	(99,256)	(99,256)
Performance fees expense	—	—	—	(35,854)	(35,854)
General and administration expense	—	—	—	(58,991)	(58,991)
Loss on debt modification and extinguishment	—	—	—	(6,816)	(6,816)
Transaction costs	—	—	—	(18,537)	(18,537)
Interest expense	—	—	—	(213,932)	(213,932)
Fair value gain on rental properties	—	—	—	858,987	858,987
Fair value loss on Canadian development properties	—	—	—	(440)	(440)
Realized and unrealized gain on derivative financial instruments and other liabilities	—	—	—	184,809	184,809
Amortization and depreciation expense	—	—	—	(15,608)	(15,608)
Realized and unrealized foreign exchange gain	—	—	—	498	498
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(297,381)	(297,381)
Income tax expense	—	—	—	(155,220)	(155,220)
Segment net income from continuing operations	$437,901	$31,313	$160,088	$150,072	$779,374
Segment net income from discontinued operations	—	35,106	—	—	35,106
Segment net income	$437,901	$66,419	$160,088	$150,072	$814,480
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

34.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. As at December 31, 2023, the Company had unfunded capital commitments of $262,371, of which $47,493 represented the Company's total unfunded commitment to single-family rental Investment Vehicles which have completed their investment periods. The excess is, in most cases, treated as a reserve by the Investment Vehicle and is no longer expected to be called or contributed. Accordingly, this unfunded commitment amount does not accurately reflect the Company's future funding obligations. Excluding the unfunded commitment to these Investment Vehicles, the Company's unfunded capital commitment is at $214,878. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 20.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the consolidated financial statements.

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Revenue from strategic capital services	$54,458	$160,088
Income from equity-accounted investments in multi-family rental properties	5,297	1,550
Income from equity-accounted investments in Canadian residential developments	4,348	11,198
Income from investments in U.S. residential developments	30,773	16,897
Performance fees expense	(2,550)	(35,854)
Gain on sale of Bryson MPC Holdings LLC	—	5,060
Net income recognized from related parties	$92,326	$158,939

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s consolidated financial statements.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$28,399	$14,976
Employee relocation housing loan(1)	1,512	1,477
Annual incentive plan(2)	35,508	26,111
Long-term incentive plan(2)	31,740	30,929
Performance fees liability(2)	42,370	39,893
Dividends payable	516	497
Other payables to related parties included in amounts payable and accrued liabilities	76	166
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at December 31, 2023 (December 31, 2022 - nil).

Key management compensation

Key management includes the Named Executive Officers (“NEOs”), who are (i) the Chief Executive Officer, (ii) the Chief Financial Officer, (iii) each of the three other most highly-compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity at the end of the financial year, and (iv) any person who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year. Compensation awarded to key management is as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Total salaries and benefits	$2,583	$2,499
Total AIP	10,504	12,996
Total LTIP	1,681	8,399
Total performance fees expense	1,489	24,374
Total key management compensation	$16,257	$48,268

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

35.    FINANCIAL RISK MANAGEMENT

The Company is impacted by the effects of higher interest rates and inflation, which touch all aspects of its business, including its ability to negotiate contract terms and make investment and financing decisions. The Company is exposed to the following risks as a result of holding financial instruments, as well as real estate assets that are measured at fair value: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments, as well as rental properties and development properties), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist of long-term fixed-rate debt and floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. During the year ended December 31, 2023, the Company recognized a realized gain of $17,661 related to interest rate caps that were in-the-money. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $4,433,100 (76%) in fixed-rate debt and $1,426,599 (24%) in variable-rate debt as at December 31, 2023. If interest rates had been 1% higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the years ended December 31	2023		2022
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Interest expense	$1,495	$(15,102)	14,736	(15,711)

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would have increased (decreased) debt by:

For the years ended December 31	2023		2022
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Debt	$579	$(579)	$339	$(339)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 21), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk, including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. The loans and receivables due from associates are subject to the risk that the underlying real estate assets may not generate sufficient cash inflows in order to recover them. The Company manages this risk by:

•    Ensuring a due diligence process is conducted on each investment prior to funding;

•    Approving all loan disbursements by management;

•    Approving of total loan facilities by the Investment Committee; and

•    Actively monitoring the loan portfolio and initiating recovery procedures when necessary.

The Company assesses all counterparties, including its partners, for credit risk before contracting with them. The Company does not include any collateral or other credit risk enhancers, which may reduce the Company’s exposure.

The Company provides loans to land developers, which are represented as debt investments. The credit quality of these investments is based on the financial performance of the underlying real estate assets. For those assets that are not past due, it is believed that the capital repayments and interest payments will be made in accordance with the agreed terms and conditions. No terms or conditions have been renegotiated.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

At December 31, 2023, the Company had no exposure to credit risk arising from investment in debt instruments (December 31, 2022 – nil). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at December 31, 2023, the Company had rent receivables of $3,083 (December 31, 2022 – $3,581), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company’s financial liabilities at December 31, 2023 and December 31, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2023	Due on demand and in 2024	From 2025 to 2026	From 2027 to 2028	2029 and thereafter	Total
Liabilities
Debt(1)	$309,116	$2,995,746	$2,554,837	$—	$5,859,699
Other liabilities	—	14,647	11,286	14,402	40,335
Limited partners' interests in single-family rental business	—	915,983	1,106,088	278,223	2,300,294
Derivative financial instruments	—	—	—	53,788	53,788
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	150,221	—	—	—	150,221
Resident security deposits	85,196	—	—	—	85,196
Dividends payable	15,856	—	—	—	15,856
Total	$560,389	$3,926,376	$3,672,211	$641,738	$8,800,714
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
As at December 31, 2022	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Liabilities
Debt(1)	$757,135	$1,949,405	$2,529,240	$542,457	$5,778,237
Other liabilities	—	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	—	—	851,416	845,456	1,696,872
Derivative financial instruments	—	—	—	51,158	51,158
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	138,273	—	—	—	138,273
Resident security deposits	79,864	—	—	—	79,864
Dividends payable	15,861	—	—	—	15,861
Total	$991,133	$1,959,775	$3,389,276	$1,749,930	$8,090,114
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2023	Due on demand and in 2024	From 2025 to 2026	From 2027 to 2028	2029 and thereafter	Total
Principal
Debt(1),(2)	$309,116	$2,995,746	$2,554,837	$—	$5,859,699
Due to Affiliate(4)	—	—	—	295,325	295,325
Interest
Debt(1),(3)	274,567	378,948	159,023	—	812,538
Due to Affiliate(4)	16,981	33,962	37,375	100,771	189,089
Total	$600,664	$3,408,656	$2,751,235	$396,096	$7,156,651
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise, where appropriate, the extension options available on all loans.
(3) For floating-rate debt facilities, the future interest payments are calculated using the prevailing floating interest rates at the period-end date.
(4) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022
Cash	$170,739	$204,303
Restricted cash	49,618	—
Amounts receivable	27,962	24,984
Prepaid expenses and deposits	23,635	37,520
Current assets	271,954	266,807

Amounts payable and accrued liabilities	150,221	138,273
Resident security deposits	85,196	79,864
Dividends payable	15,856	15,861
Current portion of long-term debt	309,116	757,135
Current liabilities	560,389	991,133

Net current liabilities	$(288,435)	$(724,326)

During the year ended December 31, 2023, the change in the Company’s liquidity resulted in a working capital deficit of $288,435 (2022 - deficit of $724,326). The working capital deficit is predominantly driven by the term loan of $296,256 coming due in April 2024. The Company has an option to extend the maturity of the term loan to October 2024 and is actively working with the lender to further extend the term of this facility beyond 2024.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

As of December 31, 2023, there was $170,000 outstanding under the corporate credit facility (December 31, 2022 - nil) and $330,000 (December 31, 2022 - $500,000) of the corporate credit facility remained available to the Company. During the year ended December 31, 2023, the Company received distributions of $29,428 (2022 - $51,372) from its investments.

36.    CAPITAL MANAGEMENT

The Company’s objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company’s capital consists of debt (including credit facilities, term loans, mortgages, securitizations and Due to Affiliate), cash and shareholders’ equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

As of December 31, 2023, the Company was in compliance with all financial covenants in its debt facilities (Note 19).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

37.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Fair value gain on rental properties (Note 6)	$(210,936)	$(858,987)
Fair value loss on Canadian development properties (Note 9)	—	440
Unrealized loss (gain) on derivative financial instruments (Note 21)	20,085	(184,809)
Income from investments in U.S. residential developments (Note 10)	(30,773)	(16,897)
Income from equity-accounted investments in multi-family rental properties (Note 7)	(5,297)	(1,550)
Income from equity-accounted investments in Canadian residential developments (Note 8)	(4,348)	(11,198)
Gain on Bryson MPC Holdings LLC disposition (Note 17)	—	(5,060)
(Gain) loss on debt modification and extinguishment (Note 19)	(1,326)	6,816
Amortization and depreciation expense (Note 24, 25)	17,794	15,608
Deferred income taxes (Note 14)	25,899	189,179
Net change in fair value of limited partners’ interests in single-family rental business (Note 26)	145,497	297,381
Amortization of debt discount and financing costs (Note 22)	23,239	18,116
Interest on lease obligation (Note 22)	1,242	1,168
Long-term incentive plan (Note 31)	6,969	17,015
Annual incentive plan (Note 31)	28,702	27,201
Performance fees expense (Note 32)	2,550	35,854
Non-cash impact related to debt modification	(3,934)	—
Unrealized foreign exchange loss (gain)	6,752	(4,238)
Adjustments for non-cash items	$22,115	$(473,961)

The following table presents the changes in non-cash working capital items for the periods ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)
For the years ended December 31	2023	2022

Amounts receivable	$(2,978)	$(4,993)
Prepaid expenses and deposits	13,885	(4,574)
Resident security deposits	5,332	23,079
Amounts payable and accrued liabilities	11,948	48,169
Deduct non-cash working capital items from discontinued operations	—	(43,114)
Changes in non-cash working capital items	$28,187	$18,567

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

38.    FINANCING ACTIVITIES

(in thousands of U.S. dollars)	As at December 31, 2022	Cash flows	Non-cash changes				As at December 31, 2023
			Foreign exchange movement	Fair value changes	Additions/(Dispositions)	Other(1)

Term loan(2)	$219,737	$81,521	$—	$—	$(1,326)	$(3,934)	$295,998
Securitization debt 2017-2	345,311	(345,626)	—	—	—	315	—
Warehouse credit facility 2022	—	153,272	—	—	—	4	153,276
Securitization debt 2018-1	302,359	(19,973)	—	—	—	144	282,530
Securitization debt 2020-2	420,274	(19,356)	—	—	—	1,121	402,039
Securitization debt 2023-2	—	333,199	—	—	—	111	333,310
SFR JV-1 securitization debt 2019-1	328,196	(971)	—	—	—	1,273	328,498
SFR JV-1 securitization debt 2020-1	546,713	(441)	—	—	—	1,749	548,021
SFR JV-1 securitization debt 2021-1	674,919	(33)	—	—	—	2,281	677,167
SFR JV-2 subscription facility	408,299	(408,299)	—	—	—	—	—
SFR JV-2 warehouse credit facility	389,716	(374,188)	—	—	—	1,927	17,455
SFR JV-2 term loan	386,701	105,994	—	—	—	1,041	493,736
SFR JV-2 securitization debt 2022-1	522,934	(216)	—	—	—	1,742	524,460
SFR JV-2 securitization debt 2022-2	342,069	(314)	—	—	—	1,033	342,788
SFR JV-2 securitization debt 2023-1	—	396,441	—	—	—	1,837	398,278
SFR JV-2 delayed draw term loan	193,126	(136)	—	—	—	266	193,256
SFR JV-HD subscription facility	126,814	(126,814)	—	—	—	—	—
SFR JV-HD warehouse credit facility	488,205	(226,934)	—	—	—	993	262,264
JV-HD term loan A	—	148,753	—	—	—	201	148,954
JV-HD term loan B	—	148,752	—	—	—	202	148,954
The Shops of Summerhill mortgage	15,973	(219)	373	—	—	35	16,162
Construction facility	5,032	23,152	593	—	—	—	28,777
Corporate office mortgages	12,717	(356)	263	—	—	—	12,624
Corporate credit facility	(911)	170,000		—	—	364	169,453
Due to Affiliate	256,824	—	—	—	—	5,598	262,422
Derivative financial instruments(3)	51,158	—	—	2,630	—	—	53,788
Limited partners' interests in single-family rental business	1,696,872	457,925	—	145,497	—	—	2,300,294
Lease obligations	33,644	(5,848)	—	—	11,884	1,489	41,169
Total liabilities from financing activities	$7,766,682	$489,285	$1,229	$148,127	$10,558	$19,792	$8,435,673
(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) During the year ended December 31, 2023, the non-cash changes for the term loan includes a gain on debt modification of $1,326 as described in Note 19.
(3) The interest rate cap component included in the derivative financial instruments was an asset of $7,380 as at December 31, 2023 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet.

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)	As at December 31, 2021	Cash flows	Non-cash changes				As at December 31, 2022
			Foreign exchange movement	Fair value changes	Additions/(Dispositions)	Other(1)

Term loan(2)	$220,197	$(5,565)	$—	$—	$5,105	$—	$219,737
Securitization debt 2017-2	357,991	(12,983)	—	—	—	303	345,311
Securitization debt 2018-1	310,995	(8,779)	—	—	—	143	302,359
Securitization debt 2020-2	431,684	(12,531)	—	—	—	1,121	420,274
SFR JV-1 securitization debt 2019-1	327,424	(501)	—	—	—	1,273	328,196
SFR JV-1 securitization debt 2020-1	544,964	—	—	—	—	1,749	546,713
SFR JV-1 securitization debt 2021-1	673,653	(978)	—	—	—	2,244	674,919
SFR JV-2 subscription facility	348,529	58,614	—	—	—	1,156	408,299
SFR JV-2 warehouse credit facility	489,321	(101,054)	—	—	—	1,449	389,716
SFR JV-2 term loan	—	386,442	—	—	—	259	386,701
SFR JV-2 securitization debt 2022-1	—	521,675	—	—	—	1,259	522,934
SFR JV-2 securitization debt 2022-2	—	341,584	—	—	—	485	342,069
SFR JV-2 delayed draw term loan	—	193,034	—	—	—	92	193,126
SFR JV-HD subscription facility	99,543	26,845	—	—	—	426	126,814
SFR JV-HD warehouse credit facility	64,971	422,385	—	—	—	849	488,205
Land loan	22,086	(21,935)	(151)	—	—	—	—
The Shops of Summerhill mortgage	12,113	4,026	(176)	—	—	10	15,973
Construction facility	—	5,015	17	—	—	—	5,032
Corporate office mortgages	13,962	(390)	(855)	—	—	—	12,717
Corporate credit facility	—	(1,063)		—	—	152	(911)
Due to Affiliate(3)	256,362	—	—	—	(4,675)	5,137	256,824
Derivative financial instruments(4)	230,305	—	—	(175,848)	—	(3,299)	51,158
Limited partners' interests in single-family rental business	947,452	452,039	—	297,381	—	—	1,696,872
Lease obligations	30,792	(3,070)	—	—	4,619	1,303	33,644
Total liabilities from financing activities	$5,382,344	$2,242,810	$(1,165)	$121,533	$5,049	$16,111	$7,766,682
(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) During the year ended December 31, 2022, the non-cash changes for the term loan include loss on debt modification of $6,816 as described in Note 19, net of modification impact amortization of $1,711.
(3) During the year ended December 31, 2022, the Company settled $4,675 of the principal balance Due to Affiliate through the issuance of 554,832 common shares (Note 20).
(4) The interest rate cap component included in the derivative financial instruments was an asset of 10,358 as at December 31, 2022 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet. For the year ended December 31, 2022, non-cash change for derivative financial instruments represents $3,299 of fair value converted to common shares upon the conversion of 4,675 preferred units (Note 20).

39.    INDEMNIFICATION

Pursuant to Indemnification Agreements with certain General Partners of Limited Partnerships managed by the Company and certain shareholders of the Company (who are also officers and directors of the Company), the Company has agreed to indemnify the General Partners and those shareholders and, where applicable, any of their directors, officers, agents and employees (collectively, the Indemnified Parties) for any past, present or future amounts paid or payable by any of the Indemnified Parties to the Limited Partnership in the form of a capital contribution or clawback guarantee relating to performance fees for any claim or obligation, as set out in the Limited Partnership Agreements. These indemnification agreements do not pertain to any executive compensation arrangements, or to any clawback rules, including those promulgated by any securities regulatory agency or stock exchange. There are no amounts payable in respect of this indemnification as of December 31, 2023 (December 31, 2022 – nil).

Notes to the Consolidated Financial Statements For the year ended December 31, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

40.    SUBSEQUENT EVENTS

Arrangement Agreement

On January 19, 2024, the Company announced that it had entered into the Arrangement Agreement under which BREP X together with BREIT will acquire all outstanding common shares of the Company and each holder of common shares (other than Blackstone and dissenting shareholders) will be entitled to receive $11.25 per common share in cash. The Go-Private Transaction is structured as a statutory plan of arrangement under the Business Corporations Act (Ontario). The completion of the Go-Private Transaction is expected to occur in the second quarter of 2024 and is subject to customary closing conditions, including court approval, the approval of Tricon shareholders (in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) and regulatory approval under the Canadian Competition Act (which was obtained on February 19, 2024) and Investment Canada Act. Subject to and upon completion of the Go-Private Transaction, the Company expects that the common shares will no longer be listed on the NYSE or TSX and that the Company will apply to cease to be a reporting issuer under applicable Canadian securities laws.

As of the announcement date, BREIT Shareholder owned 6,815,242 common shares and 240,000 Preferred Units (Note 20) that are exchangeable into 28,235,294 common shares, which represented approximately 11% of all outstanding common shares of the Company, assuming conversion of all Preferred Units. Pursuant to the support agreement entered into in connection with the Go-Private Transaction, BREIT Shareholder exchanged 180,000 of its Preferred Units for 21,308,382 common shares of the Company on February 9, 2024 (see Note 20). As of the date hereof, BREIT Shareholder owns 28,123,624 common shares and 60,000 Preferred Units. Pursuant to the support agreement, BREIT Shareholder agreed to exchange the balance of its Preferred Units into common shares prior to the closing of the Go-Private Transaction.

The Arrangement Agreement provides for, among other things, customary representations, warranties and covenants, including customary non-solicitation covenants from Tricon, subject to the ability of the Company’s board to accept a superior proposal in certain circumstances, with a “right to match” in favor of Blackstone, and conditioned upon payment of a $122,750 termination fee to Blackstone, except that the termination fee will be reduced to $61,250 if the Arrangement Agreement is terminated by the Company prior to March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a superior proposal. In certain circumstances, Blackstone will be required to pay a $526,000 reverse termination fee to Tricon upon the termination of the Arrangement Agreement.

Completion of the Go-Private Transaction is subject to various closing conditions, including obtaining court approval and certain regulatory approvals and the approval of the Company’s shareholders in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. As part of the Go-Private Transaction, Tricon intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the DRIP will be suspended. Tricon intends to continue paying quarterly distributions on the Preferred Units in accordance with the terms of the Transaction Documents. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its DRIP.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 www.triconresidential.com